SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                         ACCIDENT PREVENTION PLUS, INC.
                 (Name of Small Business Issuer in its charter)

                                 State of Nevada
         (State or other jurisdiction of incorporation or organization)

                                   11-3461611
                      (I.R.S. Employer Identification No.)


                           145 Oser Avenue, Suite 100
                            Hauppauge, New York 11788
                    (Address of Principal Executive Offices)

                                 (516) 360-0600
                           (Issuer's telephone number)


Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK, $.001 PAR VALUE

TABLE OF CONTENTS
-----------------

PART I


Item 1.   Description of Business.

Item 2.   Management's Discussion and Analysis or Plan of Operation.

Item 3.   Description of Property.

Item 4.   Security Ownership of Certain Beneficial Owners and Management.

Item 5.   Directors, Executive Officers, Promoters and Control Persons.

Item 6.   Executive Compensation.

Item 7.   Certain Relationships and Related Transactions.

Item 8.   Description of Securities.

PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Item 2.   Legal Proceedings.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Item 4.   Recent Sales of Unregistered Securities.

Item 5.   Indemnification of Directors and Officers.

PART III

Item 1.   Index to Exhibits.

Item 2.   Description of Exhibits.

PART I

     As used in this Registration Statement, the term "Company" refers to Accident Prevention Plus, Inc. The term "IPS" refers to International Purchasing Services, Inc., a New York corporation and a wholly-owned subsidiary of the Company. The term "KMR" refers to KMR Telecom, Ltd, a corporation organized under the laws of India and a wholly-owned subsidiary of the Company.

Item 1. Description of Business.
--------------------------------

Overview
--------

     Accident Prevention Plus, Inc. was formed in 1993 as a standard corporation under the laws of the State of New York. In 1996, the Company converted to a limited liability company under the laws of the State of New York. In October 1998, the Company converted to a corporation organized under the laws of the State of Nevada.

     The Company's principal executive offices are located at 145 Oser Avenue, Suite 100, Hauppauge, New York 11788. Its telephone number is (516) 360-0600, its facsimile number is (516) 265-3351, and its e-mail address is app@li.net. The Company has a research facility located at 2900 72nd Street North, St. Petersburg, Florida 33733, with a telephone number of (727) 344-5454. The Company also has an international office located at Rue d'Alsace-Lorraine #44, Brussels, Belguim 1050, with a telephone number of 32.2.503.2657 and an international office located at Flat #3, 3-43-165 West Marredpally, Secunderabad, India.

     The Company designs, develops, manufactures and distributes a comprehensive line of onboard computer recording systems and fuel monitoring systems for commercial and fleet vehicles. The Company has completed the development of three different onboard recording systems (hereinafter, called the AP+SeriesTM), which were designed to (i) promote safe and efficient driving practices, (ii) provide security for unauthorized operational use of a vehicle; (iii) automatically monitor and record vehicle operational data for accident prevention, driving training, driver evaluation and maintenance purposes; and
(iv) reduce the overall costs of maintaining and operating fleet vehicles. Each of the AP+SeriesTM onboard recording systems are fully programmable data recorder systems that include a data recorder for each fleet vehicle, a Smart-card for each driver, a central card-reader with management computer software which is compatible with Microsoft Windows.

     The Company is currently in the process of developing a fourth onboard recording system for the AP+SeriesTM, which is designed to include features and options such as global positioning systems for vehicular tracking, mapping and communications, in-vehicle alcohol sensor/breathalyzer units, fatigue sensor to monitor and record driver alertness, and a fingerprint recognition system on the Smart-card for various applications.

     The Company has designed and developed a fuel monitoring system called the Fuel Intake Monitoring System (hereinafter, called the "FIMS"), which was designed to streamline the fueling process for any type of vehicle by automatic components, such as fueling, vehicle identification and credit authorization. As of the date of this Registration Statement, the Company has not begun to market the FIMS pending completion of its patent research

     The Company has also designed and developed a dual axis accelerometer, which was designed to measure the sway of a vehicle.

     The Company has planned new product development to meet the needs of a consumer related low-cost system to sell to the major automobile manufacturers. Additionally, the Company has developed a proprietary exhaust reading technology to incorporate into the AP+SeriesTM. Management intends to conduct patent research on this new technology which is designed to meet the new Environmental Protection Agency ("EPA") rules and regulations which are scheduled to take effect in late 1999.

     Manufacture of the AP+SeriesTM and the FIMS is currently subcontracted to Lockheed Martin Corporation, Inc., Nexus Custom Electronics, Inc., Asteria Electronics SDN BHD and Island Designers, Inc.

     The Company has two wholly-owned subsidiaries: International Purchasing Services, Inc., a New York corporation ("IPS") and KMR Telecom Ltd., a corporation organized under the laws of India("KMR"). See "Description of Business - Products -OnBoard Computers" and " -Other Products/Services".

     Since its inception, the Company has primarily been engaged in the design, development and testing of the AP+SeriesTM, the FIMS and ancillary technologies. As of the date of this Registration Statement, the Company has generated limited revenue from sales of its products.

Business Strategy
-----------------

     Industry Overview. The transportation industry has shown constant and steady growth in terms of interstate commerce and the number of vehicles on the highways. This growth has included all modes of transportation on the highways including, but not limited to, trucks, buses, cars and vans. It also includes other modes of transportation, such as railways, maritime vessels and private aircraft. Based on estimates of industry manufacturers in the United States and Canada, the transportation industry overall has grown an average of 15% during the last four years. It is expected, based on economic forecasts, that this growth will continue for the foreseeable future.

     Based on government figures for commercial vehicle registration, over 49,000,000 commercial vehicles are registered in the United States (with close to 3 billion miles traveled annually), over 3,836,000 commercial vehicles are registered in the United Kingdom, over 5,000,000 in France, over 500,000 in Belgium, over 3,800,000 in Canada, over 3,000,000 in Germany, over 2,800,000 in Italy, over 3,800,000 in Mexico, over 380,000 In Egypt, and 1,100,000 in Saudi Arabia. This industry and these countries, including other countries globally, represent a substantial marketplace in which the Company is able to market its products.

     Moreover, during the past eight years, fleet managers of trucking companies have concentrated their efforts at becoming better educated in the performance and evaluation of the costs associated with operating and maintaining their fleets. The trend has been to use monitoring devices, which include tachographs (use is currently mandatory in Europe), onboard recording devices, fuel management and monitoring systems, and global position systems ("GPS"). Fleet managers of major trucking companies have realized that through proper driver training, fleet management and safety management, they are able to control and reduce costs, thus becoming more profitable.

     Moreover, the importance of driver training and accident prevention systems has reached governmental bodies and is being considered for possible legislation in Europe. Some states in the United States have enacted legislation requiring the use of breathalyzers for individuals who have been convicted of driving while intoxicated or driving under the influence.

     The AP+SeriesTM and FIMS are monitoring systems using proven, reliable technologies to promote safety on highways, prevent theft, reduce fuel consumption, and reduce the overall costs of maintenance and operation for any type of vehicle, whether private or commercial. They were developed to measure and record specific information and data which the Company believes will be useful in a number of industries throughout the world. Moreover, the Company believes that the technological superiority coupled with the unique abilities of the AP+SeriesTM and FIMS to monitor a wide range of critical information will give the Company a technological advantage worldwide in a fast growing and extremely important industry.

     Sources of Revenue. Over the past five years, the principals of the Company have invested personal funds, arranged for lines of credit and/or loans from banks, and secured grants in the approximate amount of $2,000,000 to support the Company's extensive research and development efforts in the creation, development and testing of the AP+SeriesTM and FIMS. Prior to marketing and selling the AP+SeriesTM, the Company has generated stable net revenues from the sale of its other products of approximately $337,058in fiscal year ended December 31, 1996, approximately $495,855in 1997 and approximately $797,077 in 1998. Management believes that the Company's continued growth depends on its ability to (i) strengthen its customer base by enhancing and diversifying the use of its products, (ii) increasing the number of its customers and expanding into additional markets, (iii) controlling production costs; and (iv) increasing production. See "Description of Business - Products", "-Marketing", and "-Manufuacturin .

     Management believes that the Company will generate the majority of its revenue from the sale of its AP+SeriesTM. Management anticipates that another source of revenue will also be derived from installation of the AP+SeriesTM in driver training simulators. The Company has developed a customized software system according to specifications for driver training applications for use with the AP+SeriesTM units (the "Pilot 2001"). Pursuant to an agreement dated February 14, 1996 between the Company and AFT- IFTM, one of the world's foremost driver training institutes ("AFT-IFTM"), AFT-IFTM purchased all rights, title and interest in the Pilot 2001 software and subsequently granted Carnegie Mellon University, Driver Training & Safety Institute ("CMU") the right to distribute the Pilot 2001 software throughout North America. The Pilot 2001 software can only be used in connection with the AP+SeriesTM units, therefore, management anticipates entering into long-term contractual relationships with CMU and other similar companies for installation of the AP+SeriesTM units in driver training simulators. See "Description of Business - Product Development, Design and Research".

     Additional revenue will be generated through the sale of software required to operate the hardware of systems for other companies. Other sources of revenue will be generated through the implementation of maintenance contracts, integration contracts, accessory reorders and insurance rebates, as well as through revenue generated by the Company's wholly-owned subsidiaries.

     Moreover, the Company has entered into an agreement dated August 20, 1998 with American Overseas Corporation, an investment company formed under the laws of the British Virgin Islands ("AOC"). AOC was formed for the purpose of investing in emerging companies to assist in the market and sale of those companies' products. Pursuant to the terms of the agreement, AOC has agreed to assist in establishing marketing and distribution services for the Company's products worldwide. AOC has further agreed to pay the Company $5,000,000 within a thirty-six (36) month period for the non-exclusive, unlimited rights to purchase the Company's products at a price of 5% above cost and to sell those products throughout the world.

Products
--------

     Onboard Computers. The Company has completed development of three different onboard recording systems called the AP+SeriesTM (the APP1000, APP2000 and APP3000), which monitor and record data for accident prevention, driver training and evaluation, and maintenance operations for fleet vehicles worldwide. The basic unit hardware is the same for the three series, although the APP2000 and APP3000 series have upgrades and will perform more functions to meet the requirements of the customer.

     The AP+SeriesTM are often dubbed "black boxes" after the ones used in large aircraft. The AP+SeriesTM units can be custom-designed to specific requirements by using thousands of individual operating parameters and efficiently upgradable to meet further needs of fleet management companies as they adapt to a changing world. The AP+SeriesTM have the ability to monitor, record and retrieve approximately 10,000 types of data. Some examples of the analyzed categories for the transportation industry include, but are not limited to, (i) driving chronologies (maximum speed, deceleration, idling, last 20 overspeedings, brake occurrences and intensities), (ii) trip chronologies (driver identification, date and time of vehicle usage, total driving time and distance, dangerous braking occurrences), and (iii) vehicular chronologies (distance/speed, engine rpm, lights, water temperature, oil temperature, air pressure, vehicular sway). This data is permanently recorded thus often providing a record of critical information such as "near misses" and actual accidents. The AP+SeriesTM are flexible in their monitoring and can be custom tailored to meet required specifications.

          Installation and Use. Installation and use of the AP+SeriesTM are comprised of the following stages.

     (i) Electronic sensors that normally pre-exist in each vehicle are located and utilized whenever possible. In the event that a vehicle is not equipped with pre-existing electronic sensors, these components are installed in the existing electrical system throughout various locations in the vehicle;

     (ii) An AP+SeriesTM recording unit is located either on or under the vehicle's dashboard. These units will then acquire the information described above, which is delivered to the recording unit from the electronic sensors located throughout the vehicle.

     (iii)A "Smart card" is given to each driver and contains all information deemed necessary by fleet/safety management, such as identifying the driver (name, driver's license category, fleet number, etc.). In order to start the vehicle, the driver must insert his "Smart card" into the "Smart card" receptacle. The vehicle will not start without this initial step, if programmed to do so, and will not operate in an unauthorized vehicle or by an unauthorized driver.

     (iv) The "Smart card" gives a permanent image of both driver and vehicular patterns and is updated automatically each time the card is inserted into the "Smart card" receptacle.

     (v) Upon completion of the route, either daily or weekly, the fleet or safety manager will insert the "Smart card" for a given vehicle and/or driver into a "Smart card/memory" card reader that is usually located at the fleet company's main office, thus submitting to management a record of all collected data . The reading of the "Smart card" containing all of the data takes approximately four seconds.

     (vi) The recorded data can then be entered automatically into any personal computer operating under the "Microsoft Windows" programs. The collected data can then be evaluated for a precise analysis of vehicle condition and driving performance. A fleet manager can review a particular driver or vehicle in connection with overall performance or for possible violations of established company standards regarding speed, acceleration and deceleration. A fleet manager can also review the overall performance of drivers or vehicles by viewing performance from any IBM compatible computer terminal.

     The AP+SeriesTM are adaptable for use on all moving vehicles and equipment including, but not limited to, trucks, school and commercial buses, ambulances and other emergency vehicles, aircraft, boats and ships, trains, earth moving and construction equipment, and virtually any other type of moving vehicle. Moreover, management believes that the AP+SeriesTM are unique in the industry due to their use of the "Smart card" technology. The use of AP+ custom software gives the AP+SeriesTM the ability to be easily upgraded and customized to meet customer specifications and needs. It also gives the AP+SeriesTM the ability to be utilized outside of the fleet vehicle market.

          Specific Features. Features of the AP+SeriesTM onboard recording systems provide many cost-effective benefits as described below, including reduced insurance rates, reduced fuel consumption, reduction in the occurrence of accidents, better preventative maintenance, reduced over-speeding by drivers, reduced theft, easier compliance with federal and local laws, and an effective driver training tool.

               Safety/Accident Prevention. Management considers the AP+SeriesTM to be proactive management tools designed to promote safe and efficient driving practices. The AP+SeriesTM constantly monitors adherence by drivers to established company driving standards, such as acceleration, deceleration, engine rpm and speed. The AP+SeriesTM also assists drivers on the road by warning them when they may be violating established company safety standards. It also records the parameters of actual vehicle operation for appropriate use in driver training programs. Furthermore, the AP+SeriesTM can educate drivers to adapt their driving patterns to road conditions and environment and provide a powerful tool for performance evaluation of both driver and vehicle. Management believes that not only does the AP+SeriesTM help in preventing accidents, but it also is a beneficial tool when accidents do occur.

               Reporting. The AP+SeriesTM automatically records vehicle operational data concurrent with sudden accelerations and decelerations, or collisions. The AP+SeriesTM are designed to ensure that the data is secure from power failure and tampering. Such recorded data may be used for later analysis, such as in accident reports, or to confirm or refute claims that may be made against a company or its drivers. All data recorded from the AP+SeriesTM can be printed from an office printer in a variety of standard or customized reports or graphs. These reports can be used in driver education programs, maintenance evaluation of vehicles, and in other general fleet management programs.

               Security. The AP+SeriesTM provides security for vehicles and for vehicle data. With use of an APP+SeriesTM, operational access to company vehicles can be carefully, quickly and conveniently controlled by the fleet manager.

               Cost-Effective Use. Management believes that by constantly monitoring fleet vehicles, the AP+SeriesTM permits a company to more accurately schedule preventive maintenance, increase fuel economy, and extend overall vehicle service life. System data feedback to drivers should encourage more careful driving habits that will serve to reduce the frequency of repairs and replacements, as well as the occurrence accidents. Use of excessive quantities of fuel or oil, high maintenance vehicles and other dangerous vehicle conditions can also be identified before they become hazardous to the company's financial status or to the general public.

     The following table sets forth the approximate percentage of net revenues derived from the sale of each of the AP+SeriesTM for fiscal year ended December 31, 1998:

                       Product             Percentage
                       -------             ----------

                       APP1000             40%
                       APP2000             10%
                       APP3000             50%

     APP4000 System. The Company is currently designing the APP4000 system. The APP4000 system will include features such as a global positioning system (GPS") for vehicular tracking, mapping and communications, an in-vehicle alcohol sensor/breathalyzer unit, a fatigue sensor which will monitor and record driver alertness, and a fingerprint application for greater security when used in conjunction with the "Smart card". Management believes that with the inclusion of these features in the APP4000 system, the AP+SeriesTM are unique within the industry and will allow the Company to successfully market and sell its products in a competitive environment.

     Moreover, management believes that use of these features will provide the Company with the opportunity to expand and diversify into the medical and other fields. See "Description of Business-Products-Smart Cards".

     Fuel Intake Monitoring System. The Fuel Intake Monitoring System ("FIMS") was designed by the Company to automate and simplify many aspects of the fueling process. Through the technological use of radio frequency communication, the FIMS will provide a fleet owner with the ability to prevent fuel theft, receive paperless billing for fuel consumed, and reduce vehicle downtime by simplifying and speeding up the fueling process.

          Design/Usage. The design of the FIMS consists of a vehicle unit which is capable of storing and transmitting data concerning the vehicle, including fuel level, odometer reading, fuel type required, and the maximum amount of fuel permitted per filling. The other components of the system include a nozzle unit, tank inlet antenna, ground loop antenna, station controller and an LCD display on the fuel pump at the retail filling station.

     Once a vehicle pulls into a FIMS equipped filling station, the system automatically identifies the vehicle, reads the vehicle's fuel level, fuel type, current mileage and authorized fuel load. This identification process takes approximately five seconds. During this process, the FIMS disables the fuel pump until the fuel pump nozzle is placed inside the vehicle's fuel tank. In the event the driver should attempt to remove the nozzle and fill a "gerry can", the FIMS will no longer "see" the vehicle and will terminate fueling. This makes pilferage of fuel or "gerry canning" virtually impossible. Gerry canning is a common method employed by drivers whereby a driver may fuel not only the company vehicle, but also their own private vehicle or gas can. Studies have estimated that one major oil company in Europe with 3.5 million vehicles under corporate contract was subjected to an approximate 6% rate of fuel pilferage.

     An additional advantage of the FIMS is the elimination of the need for drivers to carry cash or credit cards for refueling purposes. Fueling is completely controlled by a company using the FIMS with computerized monitoring of all relevant vehicle data and subsequent paperless billing.

     As of the date of this Registration Statement, the Company has pilot tested the FIMS at two Shell Oil locations in France, Ruffec and St. Cloud. Management believes that these pilot tests have proven the concept of FIMS to be valuable and successful. The FIMS was also tested in the manufacturing laboratories of Schlumberger, Shell Retail Petroleum Europe and Lockheed Martin. The FIMS also received "CE" approval for sale in Europe from Emitech (the equivalent of the underwriters Laboratory in the United States).

     Management has made a strategic business decision to hold introduction of the FIMS into the marketplace until patent searches are completed. Management anticipates that upon its introduction into the marketplace, the integration of the FIMS into the AP+SeriesTM will be completed. There can be no assurance, however, that such integration will be successful.

     Other Products/Services. The Company has also designed and developed a proprietary opacity sensor for incorporation into the AP+SeriesTM, which is capable of reading vehicle emissions in real time during the operation of the vehicle. This function will provide fleet managers with the ability to monitor and record in real time and ensure their ability to maintain compliance with applicable laws and regulations. Management intends to conduct patent research on this technology which has been designed to meet new EPA rules and regulations scheduled to take effect in late 1999.

     The Company has also planned new product development to meet the needs of a consumer related low-cost system to sell to the major automobile manufacturers.

     The Company has two wholly-owned subsidiaries. International Purchasing Services, Inc., a New York corporation ("IPS") is primarily responsible for providing a general purchasing service to the Company for the supply of electromechanical, active and passive components to multinational original equipment manufacturers ("OEMs") throughout the world. IPS has representatives and offices in England, France, Israel and India. The management and staff of
IPS have over twenty years of procurement experience, international relationships, and a credit facility with over 100 vendors. Through IPS, the Company has gained procurement expertise, component pricing advantages, a backup manufacturing source, support staff, and international contacts.

     The other wholly-owned subsidiary of the Company is KMR Telecom Ltd, a corporation organized under the laws of India ("KMR"). KMR is a manufacturing company located in Secunderabad, India. KMR manufacturers Heat Shrink Tubing and cable assemblies used in the telecommunications industry in India. KMR is one of only six companies approved by the Indian government to supply these types of products. KMR's largest customer is the Office of Telecommunications, a branch of the Indian government. Management of the Company intends to expand the sale of KMR's product line worldwide.

          Smart Cards. The Company is currently in final negotiations with Schlumberger Smart Card Division, which is the second largest "Smart card" manufacturer in the world ("Schlumberger"), pertaining to an associates agreement which would provide the Company with the right to implement and utilize Smart card technologies. See "Manufacturing".

     A Smart card is a small electronic device about the size of a credit card that contains electronic memory and an embedded integrated circuit. The integrated circuit laminated into the card holds information securely and accurately. Smart cards can store information that they are programmed for. They can be energized and accessed by many types of electronic readers and writers. Smart cards can thus be used for a variety of purposes, including telephone cards, electronic wallet, passports (repository for tickets and vouchers), keys (security, passwords and access), medical records (repository of medical history and insurance information), TV top terminals, and food stamps.

     Industry statistics currently reflect that during 1998, over 613,200,000 Smart cards have been issued to applicants in Europe alone, and that by the year 2000, over 790,200,000 million Smart cards will have been issued to applicants in Europe and over 999,300,000 to applicants world-wide.

     The convergence of the Smart card and computing industries has created numerous opportunities for potential users. Management believes that the unique capabilities of its AP+SeriesTM, together with use of Smart card technology, represents a fast growing new technology, which will enable the Company to expand and enter into additional markets. Potential users of the technology will be able to specialize in developing systems to support their applications or industries, including airlines, hospitals, payroll, medical records, security, and use on the internet.

     Use of the "Smart card" will allow the AP+SeriesTM to be utilized by customers for non-transportation operations, such as use in the medical field for recording and updating patient records and in a wide variety of other fields where the monitoring, recording and tracking of information is critical. "Smart card" technology may even be used by customers of the Company to provide security in any area utilizing the technology including, but not limited to, payroll, drivers' licenses, passports, medical applications, debit cards, and student identification cards.

     Management believes that it can successfully penetrate these and many other markets as introduction of Smart card technology and adoption by consumers in North America start to reach its maximum potential. Management is currently negotiating with medical care facilities and hospitals concerning use of its AP+SeriesTM. See "Customers and Marketing-Long Term Planning".

Product Development, Design and Research
----------------------------------------

     Management believes that the technological superiority of the AP+SeriesTM, coupled with the unique abilities of these systems to monitor a wide range of critical information, will provide the Company with a technological advantage in the industry. As a result of extensive research and design efforts and the successful testing worldwide of its products, the Company has received significant interest from a number of institutions worldwide regarding its products, and has subsequently sold its products to specific clients.

     As of the date of this Registration Statement, the Company has installed its AP+SeriesTM units in over 100 plus vehicles pursuant to an agreement with AFT-IFTM, the largest driver training institute in Europe. The Company is also assisting in the actual development of standards for new legislation. The new legislation will be designed to standardize all onboard recording systems for the entire European Economic Community. Management believes that its prominence as a leader in the development of onboard recording systems will enhance the marketability of its products in other countries and industries.

     In the United States, Carnegie Mellon University/Driver Training & Safety Institute of Pittsburgh, Pennsylvania ("CMU") has delivered a letter of intent to the Company indicating its desire to establish a long-term relationship with the Company. It is anticipated that CMU and its related entities will cooperate in the research and development of new products, presence at trade shows, press releases, and letters of recommendation. CMU has generally proposed that it would act as a research arm for the Company and that the Company would act as the sales and marketing arm for new, jointly developed onboard recording devices for the occupational driving industry. CMU is also negotiating with the Company for installation and use of the AP+SeriesTM in CMU's driver training simulators. As of the date of this Registration Statement, an AP3000 system has been installed on a driver training simulator at the CMU Driver Training & Safety Institute in Pennsylvania.

     Moreover, in conjunction with CMU, the Company is attempting to create technology which will bring the United States closer to accident free highways. The importance of driver training and accident prevention systems has reached governmental bodies. CMU's Driver Training Institute has made a presentation of the Company's AP+SeriesTM to the National Transportation Safety Board and the American Trucking Association. In addition, some states have already enacted legislation mandating individuals who have been convicted of driving while intoxicated (:DWI") or driving under the influence ("DUI") to use alcohol sensors and breathalyzers in their vehicles.

     The Company is also engaging in negotiations with I-SIM, which is the manufacturer of the driving training simulators used by CMU, to install the AP+SeriesTM on all I-SIM simulators throughout the world.

     In addition, the Company and Lockheed Martin Corporation, Inc. ("Lockheed") have entered into a manufacturing agreement dated January 24, 1997 and a non-disclosure agreement dated January 14, 1997 relating to Lockheed's assistance in the design and testing of the Company's products. See "Description of Business - Manufacturing".

     The Company has entered into a joint venture agreement dated January 4, 1999 with Software Hardware Specialists, Inc. ("SHS"), a New York based engineering company engaged in the custom design of firmware (a specific type of software which is required to facilitate communications between hardware and software). Pursuant to the provisions of the joint venture agreement, SHS has agreed to provide engineering, quality control, project management for the Company's products, and are responsible for overseeing the manufacturing process and establishing a repair depot for any of the Company's products. SHS has developed a test bench capable of testing eight units simultaneously. SHS has also designed firmware for the AP+SeriesTM according to specifications written by the Company's engineering staff.

     The Company has engaged Island Designers, Inc. ("ID") to design and develop printed circuit board layouts for the AP+SeriesTM. In addition, ID has completed limited production runs of the Company's products.

     The Company intends to maintain three research and development centers. "APP Florida" is currently operational in Florida and is considered the overseeing arm of the Company's research and development team. SHS has established a research and development center for the Company in New York. In addition, the Company anticipates that CMU will provide a research and development arm for the Company to assist in refining existing products and the design and development of new products.

     The Company  spent  approximately  $251,467  and  $310,506 on research  and
development   during  the  fiscal  years  ended  December  31,  1998  and  1997, respectively.

Manufacturing
-------------

     The Company currently subcontracts the manufacture of its AP+SeriesTM primarily to Lockheed. The Company entered into a manufacturing agreement with Lockheed dated January 24, 1997 whereby Lockheed agreed to assist in the development and production of the AP+SeriesTM and FIMS. Furthermore, Lockheed granted permission to the Company to use its name on the AP+SeriesTM and in advertising for those products that Lockheed manufacturers. Lockheed has also made two large production facilities available to the Company to supplement the Company's manufacturing capabilities. The establishment of this working relationship with Lockheed has enabled the Company to secure a line of credit based on purchase orders, which will ultimately assist the Company in financing the costs of production and inventory.

     The Company has also established relationships with two additional manufacturing companies as a supplement to the resources of Lockheed. The Company entered into a purchase agreement dated October 16, 1998 with Asteria Electronics SDN BHD ("Asteria"), whereby Asteria agreed to manufacture the AP+SeriesTM and accelerometers in Malaysia. As of the date of this Registration Statement, the Company is negotiating with Asteria for a licensing arrangement and the establishment of offices in the Far East to service both Far Eastern and Middle Eastern markets.

     The Company also entered into a manufacturing agreement dated April 1999 with Nexus Custom Electronics, Inc., a Vermont based company ("Nexus"). Pursuant to the terms of the agreement, Nexus has agreed to provide its services and facilities to the Company as an additional manufacturing source when needed.

     Component Parts. As of the date of this Registration Statement, the Company is in the final stages of negotiations with Schlumberger Smart Card Division, which is the second largest "Smart card" manufacturer in the world ("Schlumberger"), pertaining to an associates agreement which would provide the Company with the right to implement and utilize Smart card technologies. Prior to entering into a definitive agreement with Schlumberger, Schlumberger agreed to transfer to the Company all technology data relating to the Smart card. Henceforth, the Company and Schlumberger entered into a technology transfer agreement dated October 17, 1996 pursuant to which the Company has access to all Smart card technology and associated products for development and distribution by Schlumberger, and the ability to employ the Smart card technology. The Company has also entered into non-disclosure agreements with Schlumberger. The Company currently has the software, tooling, readers and cards to program its products for various applications. Management anticipates that Smart card technology may be used in a variety of industries including, but not limited to, banking, medical, toll payment, payroll, drivers' licenses, security and postal meters.

Customers and Marketing
-----------------------

     The Company sells its products primarily in Europe, Africa and in the United States. Customers for the Company's AP+SeriesTM are primarily fleet companies and driver training institutions.

     The Company's current market concentration has been in Europe due to existing relationships with certain clients and the wide acceptance of Smart card technology in unrelated applications and industries. Moreover, effective early 1999, European Economic Committee ("EEC") legislation will mandate the use of onboard recording devices utilizing Smart card technology in all new trucks and buses and all vehicles with eight seats or more. Management's primary objective is to penetrate the European marketplace and target driver training institutions.

     As the Company's products become widely recognized and the Company establishes a prominent presence within the European, North American and Middle Eastern markets, management intends to increase the distributorship base focusing on major vehicle fleet operation. The Company intends to expand its product line to accommodate the needs of the Company's customers in the transportation industry and in other industries as well.

     The Company intends to market its products through the use of distribution agreements, joint ventures, direct sales and Internet sales. As a result of management's experience in the international marketplace, the Company expects that it will be able to adjust its marketing strategy in each market in accordance with the particular customs, needs and methods of conducting business of the particular culture. To aid in the marketing of the AP+SeriesTM and FIMS, the Company intends to utilize training seminars and advertising promotional tools, such as CD-ROMs, catalogs and participation in trade shows. The Company's operational software will be available in various languages to meet the needs of each particular market.

     The Company has representatives and distributors in Israel, Europe, India and Africa. The Company has entered into an agreement dated May 8, 1997 with World Asset Management, Inc. ("WAM"), which is headquartered in New Milton Hampshire, United Kingdom. Pursuant to the terms of the agreement, WAM has agreed to (i) provide the Company with its expertise and "know-how" in establishing distribution and sales channels in marketplace in the United Kingdom; (ii) establish the necessary infrastructure to make a successful introduction of the Company's products in the United Kingdom; and (iii) be responsible for establishing an installation and service network for the Company's products. In consideration thereof and the payment of $2,500 by WAM to the Company, the Company issued 795,000shares of its Common Stock to WAM, representing an approximate 4.31% equity interest.

     The Company has entered into an agreement dated May 16, 1997 with Atlantic Financial Management, Inc. ("AFM"), which is headquartered in Fouesnant, France. Pursuant to the terms of the agreement, AFM has agreed to provide expertise to the Company regarding the structure of sales/service and installation of the Company's products in France. In consideration thereof and the payment of $2,500 by AFM to the Company, the Company issued 790,000 shares of its Common Stock to AFM, representing an approximate 4.31% equity interest.

     The Company has entered into an agreement dated June 4, 1997 with Avignon Trading, Inc. ("Avignon"), which is headquartered in Savion, Israel. Pursuant to the terms of the agreement, Avignon has agreed to (i) provide its ASIC design (which is an advanced technology that can be used in the Company's products to reduce costs) and (ii) setup installation and technical support for the Company's products sold throughout Israel. In consideration thereof and the payment of $2,500 by Avignon to the Company, the Company issued 800,000 shares of its Common Stock to Avignon, representing an approximate 4.36% equity interest.

     The Company has entered into an agreement dated April 11, 1997 with Darien Partners Investments, Inc. ("Darien"), which is headquartered in Malaysia.
Pursuant to the terms of the agreement, Darien has agreed to (i) manage all installation and service of the Company's products sold within the Far Eastern and Middle Eastern countries; (ii) establishing an installation and service network for the Far Eastern and Middle Eastern countries; and (iii) arrange distribution channels and oversee manufacturing of the APP3000 dual axis accelerometers. In consideration thereof and the payment of $2,500 by Darien to the Company, the Company issued 795,000 shares of its Common Stock to Darien, representing an approximate 4.31% equity interest.

     The Company has also entered into an agreement dated December 14, 1998 with Apache Future Incorporated ("AFI"), to act as the primary installer for the AP+SeriesTM for North America. Management believes that this is a strong strategic arrangement due the ability of AFI to send teams of highly experienced installers to a job site for an indefinite period of time to train, install and oversee the Company's products. AFI technicians are certified in onboard computers and onboard lighting systems, vehicle inspection and acceptance, personnel training, quality assurance and quality control programs, paint and body work, mechanical, electrical and welding. AFI has installed thousands of satellite and mobile communications systems in the trucking industry. They has also removed, rebuilt and repaired over 4,300 transmissions and modified thousands of heavy truck air brake systems and suspensions. AFI's staff has also inspected, modified and/or repaired over 15,000 buses and have built some of the most complicated trains in the world, including the M-4 commuter car and over 200 R-68s currently in use in New York City. See "Part II. Item 4. Recent Sales of Unregistered Securities".

     Long-term Planning. The Company seeks to capture market niches for long-term business planning in the fields of both transportation and medicine. Some of the proposed developments in the medical field include the use of Smart card technology in doctors' offices, hospitals, ambulances and insurance companies.

     Pilot programs are being considered for physician practices whereby patients are issued a Smart card which contains relevant medical history and insurance information. Patient use of Smart cards will cut down on fraud and misuse of insurance cards. Data from a patient's visit can be gathered to integrate into an electronic bill for the insurance carriers and will save time and effort in recording data while assisting to eliminate fraud within the medical industry. Moreover, once an individual has had their vital information recorded on a Smart card, that individual can be identified in an emergency while still in an ambulance. By the time the individual reaches the hospital, their physician, insurance company and medical history have all been retrieved from the Smart card reader in the ambulance and relayed to the hospital administration and treating physicians.

     Management believes that within the transportation industry, the Company's AP+SeriesTM, coupled with Smart card technology, may be utilized in emergency vehicles for police, fire and ambulance departments. In addition, they may be used with the department of motor vehicles to create and track drivers' licenses, create passports, or create medical cards, which would provide instant access to critical information.

Competition
-----------

     The onboard recording systems industry is highly competitive. The Company's major competitors in the marketplace are primarily Cadec, a division of Cummings Engine, Mobile Data Systems, Orpak, Qualcomm, VDO, Elextor, Rockwell Tripmaster and Eaton Corporation. Such competition appears to be related to the Global Positioning Systems. Data Express and Qualcomm have similar products, and Mobile Data Systems has developed a system closely resembling the Company's AP+SeriesTM. Moreover, the Company may also face competition from other, similar companies with financial resources far greater than those of the Company. However, management of the Company believes that it can compete favorably with its competitors due to proprietary state-of-the-art technology and superiority, pricing, and flexibility of its products..

Employees and Consultants
-------------------------

     As of the date of this Registration Statement, the Company employs 21 persons on a full-time basis and 4 persons on a part-time basis. The Company's President and Chief Executive Officer will primarily be responsible for all day-to-day operations of the Company. Other services are provided by outsourcing and management contracts. As the need arises and funds become available, however, management may seek additional employees as necessary in the best interests of the Company. The following lists and describes certain services performed for the Company by consultants. See "Item 5. Directors, Executive Officers, Promoters and Control Persons - Advisors and Consultants".

     (i) The Company and Bristol Consulting Ltd. ("Bristol") entered into an agreement dated July 30, 1998 regarding consulting services. Pursuant to the provisions of the agreement, Bristol agreed to (i) assist the Company in the development of an international market for the Company's product lines, and (ii) advise the Company in the Middle East and Far East regarding corporate structure, capital acquisition, contracts, equity partners and mergers and acquisitions.

     (ii) The Company and Royce Anderson & Monroe, Inc. ("Royce Anderson") entered into an agreement dated July 30, 1998 regarding consulting services. Pursuant to the provisions of the agreement, Royce Anderson agreed to (i) assist the Company with corporate structure, acquisitions, mergers and equity partners.

     The Company is not a party to any labor contract or collective bargaining agreement. The Company has experienced no significant labor stoppages in recent years, and management believes that such relations are satisfactory. See "Directors, Executive Officers, Promoters and Control Persons".

Patents, Licenses, Trademarks, Concessions and Royalty Agreements
-----------------------------------------------------------------

     Within the next six months, management intends to file an application for trademark protection for its "AP+SeriesTM" products with the United States Department of Commerce, Patent and Trademark Office. Upon issuance of a certificate of registration for the trademark "AP+SeriesTM", such registration will remain in full force and effect for a period of ten years. Management of the Company must then comply with certain rules and regulations pertaining to the issuance of such registration of the trademark. Such registration will be canceled after six years by the Commissioner of Patents and Trademarks unless, before the end of the sixth year following the date of issuance, management files an affidavit of continued use. Moreover, such registration will expire ten years following the date of issuance, unless management files an application for renewal of the registration.

     Other than as previously disclosed herein, the Company has no patents, licenses, franchises, concessions or royalty agreements that are material to its business as a whole. The Company will conduct a patent search on the FIMS and, based upon the results of its search, intends to file an application with the United States Department of Commerce, Patent and Trademark Office for issuance of a patent covering the FIMS.

Government Regulation
---------------------

     The Company's operations may be subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, the Company may be required to obtain licenses or permits, to comply with standards governing employee selection and training, and to meet certain standards in the design and manufacture of the Company's products. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could have a material adverse effect on the Company.

     The Company's advertising and sales practices may be regulated by both the Federal Trade Commission and state consumer protection laws. Such regulations may include restrictions on the manner in which the Company may promote the sale of its products and the obligation of the Company to provide certain of its customers with rescission rights.

     The Company's research and development facilities, including any manufacturing facilities, may be subject to regulation and inspection standards established by the Occupational Safety and Health Administration ("OSHA"). As of the date of this Registration Statement, none of the Company's facilities have been inspected for compliance with the standards established by OSHA. .

     The Company's products may be subject to regulation by various agencies including the U.S. Department of Transportation and the Federal Highway Administration, as well as local authorities. Each of these agencies may regulate various aspects of licensing, permitting and operations of the Company's products. See "Description of Business - Risk Factors - Government Regulation".

Political and Economic Policies in Foreign Countries
----------------------------------------------------

     The Company intends on entering the global marketplace including, but not limited to, the marketplace in the United Kingdom, Israel, Africa and the Far East and Middle East. As a result, the Company's operations and sale of its products in these countries may be subject to political, economic, legal and other uncertainties occurring within these countries. Changes in policies by the respective governments may result in changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, import duties, corruption, and currency revaluation, all of which may materially and adversely affect the Company. Moreover, economic reforms and growth in the Far East and Middle East countries have been initiated, and success in certain countries has been more prevalent than in others. The continuation or increase of any such disparities regarding economic reforms and growth could affect the political and social stability of the Far East and Middle East, and thus the operations of the Company. Moreover, there can be no assurance that future controversies will not arise which would threaten trade relations between the United States and the respective country. In any of such eventualities, the business of the Company could be adversely affected.

Risk Factors
------------

     The shares of the Company are highly speculative and involve an extremely high degree of risk. Shareholders of the Company should consider the following risk factors.

     Lack of Substantial Revenues. Although the Company has been in operation since 1993, it has had only limited sales. Therefore, the Company does not have any prior substantial financial results upon which an assessment of the Company's potential for success may be based. Accordingly, the success of the Company is dependent on management's ability to continue financing the business operations of the Company. The Company must therefore be considered a going concern, subject to all the risks and uncertainties which are characteristic of a new business enterprise, including the problems, expenses and other difficulties typically encountered in the course of establishing new markets, training new personnel, and organizing and conducting operations. The Company faces all of the risks specifically inherent in the type of business in which the Company engages. There can be no assurance that the Company will be able to operate successfully or profitably. The auditors have deemed the Company a going concern; that is, assumption of the continuity of operations of the Company in the absence of evidence to the contrary.

     Dependence on Key Personnel. The Company is substantially dependent upon the personal efforts and abilities of its officers and directors, Richard J. Goodhart, Steven H. Wahrman and Jean Paul Daveau. The loss of any of the Company's officers or directors could be detrimental to the operations of the Company and have a materially adverse affect on the Company's ability to operate successfully. However, such officers and directors have entered into extended employment agreements with the Company. The Company also intends to purchase "key man" life insurance for such officers and directors.

     The Company's current officers and directors will not engage in other businesses for their own account. They will devote their full time to the affairs of the Company.

     Need for Qualified Employees. The success of the Company is dependent upon its ability to attract and retain qualified technical, marketing and production personnel, either by contractual outsourcing or hiring of employees. The Company may have to compete with other larger companies for such personnel, and there can be no assurance that the Company will be able to attract or retain such qualified personnel.

     Competition. The Company is aware that the onboard recording systems industry is highly competitive. Many of the Company's competitors may have substantially greater technical, financial and marketing resources than the Company.

     Need for Additional Financing. As of the date of this Registration Statement, the Company has not generated significant revenue from sale of its products. Since its inception, the Company has financed itself primarily from principal shareholders, bank loans and lines of credit. The continued development of the Company's products and expansion and operation of the Company's business may be dependent upon its ability to obtain additional financing. There can be no assurance that the Company can obtain additional financing from either debt or equity financing, bank loans or other sources on terms acceptable to the Company, or at all. If available, any additional equity financings may be dilutive to the Company's shareholders and any debt financing may contain further restrictive covenants and additional debt service requirements, which could adversely affect the Company's operating results.


     Control of Company. As of the date of this Registration Statement and without taking into account the shares of Common Stock that may be acquired upon exercise of certain warrants, three of the directors of the Company as a group beneficially own approximately 45% of the outstanding shares of Common Stock. Based upon this ownership interest, these three directors may be in a position to effectively control the business and affairs of the Company, including certain significant corporate actions such as the sale or purchase of assets and the issuance and sale of the Company's securities.

     Dependence on Patents and Proprietary Technology. The Company's success may depend, in part, on its ability to obtain patent protection for its products and to preserve the Company's trade secrets. As of the date of this Registration Statement, the Company is conducting a patent search regarding the FIMS. There can be no assurance that others have not independently developed, or will not independently develop, similar products and technologies or otherwise duplicate any of the Company's products and technologies.

     Moreover, there can be no assurance that the validity of any patent issued to the Company would be upheld if challenged by others in litigation or that the Company's activities would not infringe patents owned by others. The Company could incur substantial costs in defending itself in suits brought against it, or in suits in which the Company seeks to enforce its patent rights against others. In addition, the Company may be required to obtain licenses to patents or other proprietary rights of third parties in connection with the development and use of its products and technologies. No assurance can be given that any such licenses required would be made available on terms acceptable to the Company, or at all.

     Dependence on Existing Contractual Relations. The Company's success will depend on the successful introduction and marketing of its products in the global marketplaces which may, in turn, be dependent upon the continued existence of favorable contractual relations with its manufacturers and with suppliers of integral component parts. These agreements and the operations of the Company may be dependent on the Company's continued favorable relationships with its manufacturers and suppliers. The Company's operations would be materially and adversely affected by the failure of such manufacturers and suppliers to honor these agreements. In the event of a dispute, enforcement of these agreements could be time consuming and costly. There is no assurance that such favorable contractual relations will continue, and if so, that they will be in the best interests of the Company.

     Risks of International Sales. The products of the company are sold in the United States and internationally, principally in Europe and Africa, with intentions to expand globally. International sales may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. Changes in tariffs or other trade policies could adversely affect the Company's customers or suppliers.

     Government Regulation; No Assurance of Compliance. The Company's research and development and manufacturing facilities may be subject to regulation and inspection standards established by the Occupational Safety and Health Administration ("OSHA"). As of the date of this Registration Statement, none of the Company's facilities have been inspected for compliance with the standards established by OSHA. Although the Company believes that it is in material compliance with current standards, there can be no assurance that any inspection will not reveal that the Company has failed to comply with the standards established by OSHA and that, as a result, the Company may be required to expend sums, which can be costly, to assure compliance with OSHA regulations.

     The Company's products may be subject to regulation by various agencies, including the U.S. Department of Transportation and the Federal Highway Administration, as well as local authorities. Each of these agencies may regulate various aspects of licensing, permitting and operations of the Company in connection with the design, development, manufacture and installation of its products. Although management believes that imposition of any such regulations will not impose great burdens upon the operation of the Company, such regulations are subject to constant change. Unforeseen changes in such regulations may have a significant impact on the Company.

     Restrictions of the Company's Activities. The Company has financed its operations in part by obtaining bank loans and lines of credit. One such financing consists of a Small Business Administration guaranteed purchase order line of credit originated by Marine Midland Bank. In order to obtain this line of credit, the Company signed an agreement that restricts its activities with respect to subsequent borrowing, the structure of the Company, and its securities. In addition, the Bank of Smithtown required that Mr. Richard Goodhart, a director of the Company, pledge a certain number of his shares of Common Stock. The Company will undertake such steps as may be necessary to ensure that any and all action taken or to be taken by the Company will be acceptable to and approved by Marine Midland Bank in accordance with the terms of the agreement.

     Future Sales of Common Stock. As of the date of this Registration Statement, the Company has 18,377,150 shares of its Common Stock issued and outstanding. Of the 18,377,150 of the Company's current outstanding shares of Common Stock, 281,180 are free trading and 18,095,970 shares are restricted as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Securities Act and Rule 144 promulgated thereunder place certain prohibitions on the sale of such restricted securities. Such restricted shares will not be eligible for sale in the open market without registration except in reliance upon Rule 144 under the Securities Act. In general, a person who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the Securities Act, would be entitled to sell within any three month-period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by the existing shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the Company's Common Stock could be adversely affected.

     As of the date of this Registration Statement, the Company is currently involved in an offering under Rule 504 of Regulation D to raise $592,289 and, assuming all shares of Common Stock are sold, 408,475 shares of Common Stock will be issued and outstanding upon the termination of the offering. The possibility exists that, when permitted, the sale to qualified investors of these shares could have a depressing effect on the price of the Common Stock. Further, future sales of shares of Common Stock pursuant to offerings could also adversely affect the Company's ability to raise capital in the future.

     Volatility of Stock Price. The markets for equity securities have been volatile and the price of the Company's Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general trends, changes in the supply and demand for the Company's shares, and other factors.

     Broker-Dealer Sales of the Company's Shares. The Common Stock of the Company will be defined as "penny stocks" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act and such penny stock rules and regulations promulgated thereunder generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's Common Stock to persons other than "accredited investors" (generally, defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 ($300,000 jointly with a spouse)) or in transactions not recommended by the broker-dealer.

     For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules may affect the willingness of broker-dealers to make a market in or trade the common shares of the Company and thus may also affect the ability of shareholders of the Company's Common Stock to resell those shares in the public markets.

Item 2. Management's Discussion and Analysis or Plan of Operation.
------------------------------------------------------------------

For Fiscal Year Ended December 31, 1998 compared with Fiscal Year Ended December 31, 1997

Results of Operation
--------------------

     The Company's net losses for fiscal year ended December 31, 1998 were approximately $427,728 compared to a net loss of approximately $756,743 for fiscal year ended December 31, 1997. This decrease in net loss is attributable primarily to a substantial decrease in expenses relating to research and development and payroll, and an increase in gross profits during 1998.

     The research and development expenses for fiscal year ended 1998 were approximately $110,224 compared to research and development expenses of approximately $310,506 for fiscal year 1997. Other net expenses (payroll) in the approximate amount of $124,633 decreased during fiscal year ended 1998 from approximately $255,960 during fiscal year ended 1997.

Liquidity and Capital Resources
-------------------------------

     As of December 31, 1998, the Company's current assets were $671,685 and its current liabilities were $1,209,937. As of December 31, 1998, the current liabilities exceeded current assets by $538,252. As of December 31, 1997, the Company's current assets were $32,874 and its current liabilities were $885,344. As of December 31, 1997, the current liabilities exceed current assets by $852,470.

     Although current liabilities increased during fiscal year 1998, the overall decrease in current liabilities exceeding current assets in fiscal year 1998 was due primarily to an increase in accounts receivable and inventory and a corresponding decrease in current portion of loans payable to banks.

     From December 31, 1997 to December 31, 1998, accounts receivable increased from approximately $2,174 to $272,763.

     From December 31, 1997 to December 31, 1998, current portion of loans payable to banks decreased from $504,101 to 267,739; accounts payable increased from $225,779 to $598,875.

     Total assets increased primarily as a result of the increase in current assets and the valuation of the Company's property, plant and equipment from $15,962 at fiscal year end 1997 to $241,728 for fiscal year end 1998. However, total liabilities also increased as a result of long term loans payable to bank and advances from shareholders.

     Stockholders' equity (deficit) decreased from ($1,721,904) for fiscal year ended 1997 to ($1,953,486) for fiscal year ended 1998. To provide capital, the Company sold stock in a private placement offering or issued stock in exchange for debts of the Company. See "Part II Item 4. Recent Sales of Unregistered Securities".

     From the date of this Registration Statement, management believes that the Company can satisfy its cash requirements for approximately the next six months based on its current assets. To date, the Company has received approximately $40,000 in subscriptions for shares of Common Stock.

Item 3. Description of Property.
--------------------------------

     Except as described above, the Company does not own any other real estate or other properties. The Company leases office space both in the United States and in Europe. Its executive offices are located at145 Oser Avenue, Suite 100, Hauppauge, New York 11788; its research facility is located at 2900 72nd Street North, St. Petersburg, Florida 33733, and its international offices are located at Rue d'Alsace-Lorraine #44, Brussels, Belgium 1050. Construction has also begun on an approximate 15,000 square foot building located in Secunderabad, India, for the Company's subsidiary, KMR. Management believes that the Company's offices are adequate for its reasonable foreseeable needs. The Company does not intend to acquire any properties.

Item 4. Security Ownership of Certain Beneficial Owners and Management.
-----------------------------------------------------------------------

     The following table sets forth the name and address, as of the date of this Registration Statement, and the approximate number of shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than five percent (5%) of the Company's Common Stock, and the name and shareholdings of each officer and director, and all officers and directors as a group as of the date of this Registration Statement and as adjusted to reflect the sale of the shares of Common Stock previously sold under the Private Placement Memorandum dated January 29, 1999 and the sale of shares of Common Stock currently being offered under the Private Placement Memorandum dated April 7, 1999, pursuant to the Rule 504, Regulation D offering.


--------------------------------------------------------------------------------
Title of Class     Name and Address           Amount and Nature (1)    Percent
                   of Beneficial Owner             of Class            of Class
--------------------------------------------------------------------------------
                                                                          (2)
Common Stock      Richard J. Goodhart             4,928,640              26.2%
                  145 Oser Avenue, Suite 100
                  Hauppauge, New York 11788

Common Stock      Steven H. Wahrman               2,360,960              12.6%
                  145 Oser Avenue, Suite 100
                  Hauppauge, New York 11788

Common Stock      Jean Paul Daveau                1,049,680               5.6%
                  145 Oser Avenue, Suite 100
                  Hauppauge, New York 11788

Common Stock(3)   All officers and directors      8,339,280              44.4%
                  as a group (3 persons)
--------------------------------------------------------------------------------

     (1) Does not assume the exercise of warrants granted to certain officers and directors of the Company for an aggregate of 1,500,000 shares of Common Stock at $1.45 per share.

     (2) All percentage figures assume that all shares of Common Stock currently being offered in the Rule 504, Regulation D offering, are sold.

     (3)  These are all restricted shares of common stock.

Item 5. Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

     Directors/Executive Officers. The directors and executive officers of the Company are as follows:

Name                          Age               Position with the Company
----                          ---               -------------------------

Richard J. Goodhart           49                Director and Chairman of the
                                                Board, Chief Executive Officer

Steven H. Wahrman             41                Director and President, Chief
                                                Operating Officer

Jean Paul Daveau              43                Director and Executive Vice
                                                President of Engineering/Design

Ives Wahrman                  74                Director

Martin Goodhart               77                Director

     RICHARD J. GOODHART has been a Director, the Chairman of the Board and Chief Executive Officer of the Company since October of 1993. Mr. Goodhart has had nineteen years in international sales and marketing in the electronic component industry and ten years in purchasing management. He has received the Small Business Association Eastern Region 1996 Exporter of the Year award and has been nominated for the "Global Vision 2000" award for 1996. In addition, Mr. Goodhart was elected for the "Who's Who in International Electronics" for 1994 and 1995 and was a recipient of the New York State "Export Entrepreneur of the Year" award. Prior to his involvement in the Company, Mr. Goodhart held positions as the Vice President of Sale and Finance for Ex-Electronics and was International Sales and Marketing Manager for Jaco Electronics. Mr. Goodhart holds a Bachelor of Science degree in Business Management from Western New England College.

     STEVEN H. WAHRMAN has been a Director, the President and Chief Operating Officer of the Company since February of 1996. Mr. Wahrman is responsible for all phases of worldwide implementation of market research, strategic planning and promotion and the daily operations of the Company. Mr. Wahrman has nineteen years of experience in sales and marketing. For a period of fourteen years, Mr. Wahrman was President of S.W. Intimates and was named "Who's Who in American's Young Business" in 1992. Mr. Wahrman holds a Bachelor of Science degree in Marketing with a minor in Advertising from The American University.

     JEAN PAUL DAVEAU has been a Director and the Executive Vice President of Engineering and Design of the Company since October of 1993. Mr. Daveau is responsible for establishing and overseeing the engineering and design staff and all aspects of technical research, including the compilation of specifications and manuals. Mr. Daveau has spent over a decade developing onboard recording systems. He is a world renown leader of design in the onboard recording industry and has worked with Royal Dutch Shell, Schlumberger, and Western Atlas. In addition, Mr. Daveau is an expert in the fields of hardware and software, and in that capacity has acted as a consultant engineer in the industrial computing industry. For a period of five years, Mr. Daveau was the President and Managing Director of Microsam. In 1990, he received the "Chivas de L'Exploitation Professionelle" and the "Trophee de L'Enterprise" awards.

     IVES WAHRMAN has been a Director of the Company since February of 1996. Mr. Wahrman has an extensive background in the field of merchandise marketing. His positions have included Merchandise Manager for J.M.Fields and Vice President and Merchandise Manager for McCrorys. In addition, Mr. Wahrman has served on the board of directors of the Temple Beth Israel in York, Pennsylvania, and is currently a volunteer for York County Area Agency on Aging at York Hospital in York, Pennsylvania.

     MARTIN GOODHART has been a Director of the Company since February of 1996. Mr. Goodhart Mr. Goodhart has nearly fifty years of experience in the commercial finance industry. He has held a position with new York Factors, was the Assistant Vice President of Rosenthal & Rosenthal, and was the Vice President of both Hilldun Corporation and Sterling Factors. Mr. Goodhart is well recognized by his peers and has given numerous lectures on finance to the Fashion Institute of Technology, Pace College and Dellotte Haskin & Sells. He has served as President of the Finance Club of New York, whose members include banks, large financial institutions and private owners of financial companies. In addition, Mr. Goodhart was the President of the Empire Credit Club of New York. The Company believes that Mr. Goodhart's experience will bring a tremendous field of knowledge and contacts to the Company.

     As of the date of this Registration Statement, two family relationships exist among the named directors. Mr. Martin Goodhart is the father of Mr. Richard Goodhart and Mr. Ives Wahrman is the father of Mr. Steven Wahrman. No other family relationships exist among any of the named directors and executive officers. No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The directors of the Company are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

     As of the date of this Registration Statement, no director or executive officer of the Company is or has been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

     Advisors/Consultants. The significant advisors and consultants to the Company are listed below. The Company has no obligation or agreement to hire or pay any consultant or advisor other than those listed below. The Company may, however, as the need arises retain such consultants and advisors as management deems necessary in the best interests of the Company.

     The Company has retained Royce Anderson and Monroe, Inc., a New York corporation ("Royce Anderson"), in connection with consulting services for the development of the North American market. Royce Anderson will assist the company with corporate structure, acquisitions, mergers and equity partners. In exchange for Royce Anderson's services, the Company has agreed to issue to Royce Anderson 483,828 shares of its Common Stock. In the event Royce Anderson fails to fulfill the terms of its agreement, a pro rata portion of the shares of Common Stock will be returned to the Company. The number of shares which may be returned will be determined by dividing the total number of shares issued by 60 (i.e, 8,063.80) and then determining the number of months remaining in the term of the agreement.

     The Company has also entered into a consulting agreement with Bristol Consulting Ltd., a New York corporation ("Bristol"), for assistance in the development of an international market for the Company's product lines. Bristol will also assist and advise the Company in the Middle East and the Far East regarding corporate structure, capital acquisition, contracts, equity partners and mergers and acquisitions. Pursuant to the terms of the agreement, Bristol received compensation in the amount of $5,000 per month for the months of July, August and September 1998, and will receive compensation in the amount of $10,000 per month for the remaining 57 months of the agreement. All such compensation shall be deferred and shall accrue until such time as the Company has the funds necessary to pay same. In addition, Bristol has been issued 689,414 shares of the Company's Common Stock. In the event Bristol fails to complete the terms of the agreement, a pro rata portion of the shares will be returned to the Company. The number of shares which may be returned will be determined by dividing the total number of shares issued by 60 (i.e., 11,490.25) and then determining the number of months remaining in the term of the agreement.

Item 6. Executive Compensation.
-------------------------------

     As of the date of this Registration Statement, none of the officers or directors of the Company have received any compensation for their respective roles to date or during fiscal years 1997 and 1998. The Company has entered into compensation agreements with each of its three executive officers, Mr. Richard Goodhart, Mr. Steven Wahrman and Mr. Jean Paul Daveau. Pursuant to the provisions of the compensation agreements, each officer will receive an annual salary of $120,000 (of which the first six months commencing January 1, 1999 will be deferred and will accrue without interest). Each officer will also receive a yearly bonus equal to 1% of the net profits for the preceding year. Each compensation agreement provides for an extension period of one year, with the ability to be renewed on a yearly basis for a period of five years upon majority vote of the Board of Directors. In addition, each officer is entitled to receive warrants equal to 500,000 shares of the Company's Common Stock, exercisable for $1.45 per share. Each warrant is exercisable for a period of five years commencing January 1, 1999.

Item 7. Certain Relationships and Related Transactions.
-------------------------------------------------------

     On October 28, 1998, the Company entered into an agreement and plan of reorganization with International Purchasing Service, Inc. ("IPS"). Pursuant to the terms and provisions of the agreement and plan of reorganization, the Company agreed to transfer and assign to Richard Goodhart, the then sole shareholder of IPS, 1,600,000 shares of its Common Stock in exchange for all of the issued and outstanding shares of common stock of IPS.

     On October 28, 1998, the Company entered into an agreement and plan of reorganization with KMR Telecom Limited (India Corp.) ("KMR"). At the date of the agreement and plan of reorganization, Richard Goodhart was an equity owner of approximately forty-nine percent (49%) of the issued and outstanding shares of common stock of KMR and Dinesh and Ritu Kumar were the joint equity owners of approximately fifty-one percent (51%) of the issued and outstanding shares of common stock of KMR. Pursuant to the terms and provisions of the agreement and plan of reorganization, the Company agreed to transfer and assign to Richard Goodhart 392,000 shares of its Common Stock and to transfer and assign to Dinesh and Ritu Kumar 408,000 shares of its Common Stock in exchange for all of the issued and outstanding shares of common stock of KMR.


Item 8. Description of Securities.
----------------------------------

     The Company is authorized to issue 50,000,000 shares of Common Stock, no par value.

Common Stock
------------

     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by law, holders of shares of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes or capital stock. There is no right to cumulate votes for the election of directors. A majority of the issued and outstanding Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or an amendment to the Articles of Incorporation.

     Holders of shares of Common Stock are entitled to receive dividends if, as and when, declared by the Board of Directors out of funds legally available therefore. The Company's agreement with its bank lender may prohibit payment of Common Stock dividends without the consent of the lender. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of shares of Common Stock have no conversion, redemption or preemptive rights. The outstanding shares of Common Stock are fully paid and nonassessable. The shares of Common Stock issued upon exercise of warrants and payment therefore, will be validly issued, fully paid and nonassessable.


PART II
-------

Item 1. Market for Common Equity and Related Stockholder Matters
----------------------------------------------------------------

     As of the date of this Registration Statement, there has been no public market for the shares of Common Stock of the Company. It is the intention of management that the shares of Common Stock of the Company will be traded in the over-the-counter market and quoted on the NASDAQ. The Company must meet certain criteria in order to qualify for inclusion on NASDAQ.

     The 18,377,150 shares of Common Stock outstanding as of the date of this Registration Statement are held by approximately 159 holders of record in the United States.

     The Board of Directors has never authorized or declared the payment of any dividends on the Company's Common Stock and does not anticipate the declaration or payment of cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance the development and expansion of its business. Future dividend policies will be subject to the discretion of the Board of Directors and will be contingent upon, among other things, future earnings, the Company's financial condition, capital requirements, general business conditions, level of debt, restrictions with respect to payment of dividends with respect to bank loans, and other relevant factors.

Transfer Agent
--------------

     The transfer agent and registrar for the Common Stock is Continental Transfer & Trust Company, 2 Broadway, New York, N.Y. 10004, telephone number
(212) 509-4000.

Item 2. Legal Proceedings.
--------------------------

     Management is not aware of any legal proceedings contemplated by any governmental authority or other party involving the Company or its properties. No director, officer or affiliate of the Company is (i) a party adverse to the Company in any legal proceedings, or (ii) has an adverse interest to the Company in any legal proceedings. Management is not aware of any other legal proceedings pending or that have been threatened against the Company or its properties.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
--------------------------------------------------------------------------------

     Since the reorganization of the Company into a corporation and to date, the Company's current principal independent accountant has not resigned or declined to stand for re-election or were dismissed. There have been no disagreements with the Company's current principal independent accountant which were not resolved on any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

     Moreover, the Company's current principal independent accountant has not provided an adverse opinion or disclaimer of opinion to the Company's financial statements, nor modified their opinion as to uncertainty, audit scope or accounting principles.

     The Company's principal independent accountant is Jeff R. Pearlman, 19 West 34 Street, Suite 1118, New York, New York 10001.

Item 4. Recent Sales of Unregistered Securities.
------------------------------------------------

     (i) On October 28, 1998, the Company entered into an agreement and plan of reorganization with International Purchasing Service, Inc. ("IPS"), whereby the Company issued 1,600,000 shares of its Common Stock to Richard Goodhart, the then sole shareholder of IPS, in exchange for all of the issued and outstanding shares of IPS. The issuance of the Common Stock described herein was made in connection with a plan of reorganization transaction not involving a public offering to a single investor. The certificate representing issuance of such shares of Common Stock by the Company to Richard Goodhart has a legend indicating that the shares of Common Stock cannot be resold without registration under the Securities Act of 1933, as amended (the "1933 Securities Act") or in compliance with an available exemption from registration.

     (ii) On October 28, 1998, entered into an agreement and plan of reorganization with KMR Telecom Limited (India Corp.)("KMR") whereby the Company issued 392,000 shares of its Common Stock to Richard Goodhart and 408,000 shares of its Common Stock to Dinesh and Ritu Kumar, jointly, in exchange for all of the issued and outstanding shares of common stock of KMR. The issuance of the Common Stock described herein was made in connection with a plan of reorganization transaction not involving a public offering to two investors. The certificates representing issuance of such shares of Common Stock by the Company to Richard Goodhart and to Dinesh and Ritu Kumar, jointly, have a legend indicating that the shares of Common Stock cannot be resold without registration under the 1933 Securities Act or in compliance with an available exemption from registration.

     (iii)On January 25, 1999, the Company commenced an offering of 500,000 shares of its Common Stock at $1.45 per share, for an aggregate offering of $725,000, pursuant to Section 4(2) of the Securities Act and Regulation D, Rule 504, thereunder (the "Offering"). The Offering was conducted on a "all or none/best efforts" basis until the receipt of $250,000 in gross subscriptions from investors and, thereafter, continued on a "best efforts" basis until either the sale of 500,000 shares of Common Stock or May 25, 1999, whichever occurred earlier.

          On April 6, 1999, at midnight, the Company terminated the Offering. A total of $407,711 was received in subscriptions from investors representing the issuance of 281,180 shares of Common Stock. The Offering was terminated in order to ensure that investors who subscribed for shares of Common Stock prior to April 7,1999 received "freely tradable, unrestricted" shares of Common Stock in accordance with the provisions of Rule 504 of Regulation D. Earlier in the year, the Securities and Exchange Commission promulgated amendments to Rule 504 limiting the circumstances where "freely tradable" securities may be issued in reliance on Rule 504. The amendments to Rule 504 were effective on April 7, 1999. Therefore, investors purchasing shares of Common Stock prior to April 7, 1999 under the Offering received "freely tradable, unrestricted" shares of Common Stock, which are generally eligible for sale in the open market without registration under the Securities Act.

     (iv) As of the date of this Registration Statement, the Company is continuing its efforts to raise capital by offering for sale 408,475 of its shares of Common Stock at $1.45 per share pursuant to an offering memorandum dated April 7, 1999. Investors who purchase shares of Common Stock on April 7, 1999 and thereafter will generally receive "restricted" shares, as that term is defined in Rule 144 under the Securities Act. To date, the Company has not received any subscriptions from investors.

     As of the date of this Registration Statement, the Company has 18,377,150 shares of its Common Stock issued and outstanding. Of the 18,377,150 of the Company's current outstanding shares of Common Stock, 281,180 shares are free trading. At such time, the holders may offer and sell these shares of Common Stock at such times and in such amounts as they may respectively determine in their sole discretion.

     The holders of free trading Common Stock in the capital of the Company may in the future offer these shares of Common Stock through market transactions at prices prevailing in the OTC market or at negotiated prices which may be fixed or variable and which may differ substantially from OTC prices, when such prices exist. The holders have not advised the Company that they anticipate paying any consideration, other than the usual and customary broker's commission, in connection with the sales of these free trading shares of Common Stock. The holders are acting independently of the Company making such decisions with respect to the timing, manner and size of each sale.

     Of the 18,377,150 of the Company's current outstanding shares of Common Stock, 18,095,970 shares are "restricted shares" as that term is defined in the Securities Act of 1933 and the rules and regulations thereunder. To be eligible for sale in the public market, the holders must comply with Rule 144. In general, Rule 144 allows a person holding restricted shares for a period of at least one year to sell within any three month period that number of shares which does not exceed the greater of 1% of the Company's then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Rule 144 also permits, under certain circumstances, sale of shares by a person who is not an affiliate of the Company and who has satisfied a two year holding period without any volume limitations, manner of sale provisions or current information requirements. As defined in Rule 144, an affiliate of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer, and generally includes members of the Board of Directors. Sales pursuant to Rule 144 or otherwise, if in sufficient volume, could have a depressive effect on the market price of the Company's securities. Moreover, the possibility of such sales may have a depressive effect on market prices.

     To date, no sales of restricted shares of Common Stock have been made.

Item 5. Indemnification of Officers and Directors.
--------------------------------------------------

     Section 78.751 of Chapter 78 of the Nevada Revised Statutes contains provisions for indemnification of the officers and directors of the Company. The Bylaws require the Company to indemnify such persons to the full extent permitted by law. The Bylaws with certain exceptions, eliminate any personal liability of a director to the Company or its shareholders for monetary damages to the Company or its shareholders for gross negligence or lack of care in carrying out the director's fiduciary duties as such. Nevada law permits such indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. A director or officer must be indemnified as to any matter in which he successfully defends himself.

     The officers and directors of the Company are accountable to the shareholders of the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs.

     A shareholder may be able to institute legal action on behalf of himself and all other similarly situated shareholders to recover damages where the Company has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company due to a breach of a fiduciary duty by an officer or director of the Company in connection with such sale or purchase including, but not limited to, the misapplication by any such officer or director of the proceeds from the sale of any securities, may be able to recover such losses from the Company.

     The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, unenforceable

     The Company may also purchase and maintain insurance on behalf of directors and officers insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person.

Item 6. Financial Statements.
-----------------------------

     Reference is made to Part III, Item 1 and 2 - Index to and Description of Exhibits for a list of all financial statements filed as part of this Registration Statement on Form 10-SB.


PART III
--------

Item 1 & 2. Index to and Description of Exhibits.
-------------------------------------------------

     (a) The following Financial Statements are filed as a part of this Registration Statement:

     1.   Independent Auditors' Report dated January 13, 1999.
     2. Combined Balance Sheets for fiscal year ended December 31, 1997 and December 31, 1996.
     3. Combined Statements of Operation for fiscal year ended December 31, 1997 and December 31, 1996.
     4. Statement of Stockholders' Deficit for Years ended December 31, 1997 and 1996.
     5. Combined Statements of Cash Flow for fiscal year ended December 31, 1997 and December 31, 1996.
     6.   Notes to Financial Statements for December 31, 1997 and 1996.
     7.   Independent Auditors' Report dated April 13, 1999.
     8.   Consolidated Balance Sheet for year ended December 31, 1998.
     9.   Consolidated Statement of Operations for year ended December 31, 1998.
     10. Consolidated Statement of Stockholders' Equity for year ended December 31, 1998

     11.  Consolidated Statement of Cash Flows for year ended December 31, 1998.
     12. Consolidated Notes to the Financial Statements for the year ended December 31, 1998.
     13.  Independent Auditors' Report dated May 26, 1999.
     14.  Consolidated Balance Sheet for first quarter ended March 31, 1999.
     15. Consolidated Statement of Income and Loss for first quarter ended March 31, 1999.
     16. Consolidated Statement of Cash Flow for First Quarter Ended March 31, 1999.
     17.  Notes to Financial Statements for First Quarter Ended March 31, 1999.

     (b)  The  following  Exhibits  are  filed  as  part  of  this  Registration
Statement:

--------------------------------------------------------------------------------
Exhibit No.    Description
--------------------------------------------------------------------------------

2              Not applicable.

3              Articles of Incorporation for the Company
               By-laws of the Company

4              Not Applicable

9              Not Applicable

10.1 Agreement and Plan of Reorganization dated October 28, 1998 between the Company and KMR Telecom Limited.

10.2 Agreement and Plan of Reorganization dated October 28, 1998 between the Company and International Purchasing Service, Inc.

10.3 Consulting Agreement dated July 30, 1998 between the Company and Royce Anderson & Monroe, Inc.

10.4 Consulting Agreement dated July 30, 1998 between the Company and Bristol Consulting Ltd.

11             Not Applicable

16             Not Applicable

21             Not Applicable

24             Not Applicable
--------------------------------------------------------------------------------
The  following  additional  Exhibits  are  filed  as part  of this  Registration
Statement:
--------------------------------------------------------------------------------
Exhibit No.    Description
--------------------------------------------------------------------------------
               None

--------------------------------------------------------------------------------

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ACCIDENT PREVENTION PLUS, INC.,
                                          a Nevada corporation


                                          By: /s/ Steven H. Wahrman
                                             -----------------------------------
                                             Steven H. Wahrman, President



DATE:  May 31, 1999

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


Board of Directors
Accident Prevention Plus, LLC and Affiliate
Hauppauge, NY

I have audited the accompanying combined balance sheets of Accident Prevention Plus, LLC and Affiliate as of December 31, 1997 and December 31, 1996 and the related combined statements of operations, stockholders' deficits, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

Except as discussed in the following paragraph, I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

I was not engaged as auditor until after December 31, 1997 and in accordance with the terms of my engagement I have not applied procedures necessary to satisfy myself about the classification and amounts comprising the balance sheet at December 31, 1995.

In my opinion, except for the effects of such adjustment, if any, as might have been determined to be necessary in the statements of operation, stockholder deficit, and cash flows had I been able to satisfy myself about the classification and amounts comprising the balance sheet at December 31, 1995, the combined financial statements referred to above, present fairly in all material respects the financial positions of Accident Prevention Plus, LLC and Affiliate as of December 31, 1997 and December 31, 1996 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Companies will continue as a going-concern. As shown in the financial statements, the Companies incurred net losses of $821,695 for 1997 and $1,166,457 for 1996. At December 31, 1997 and December 31, 1996, current liabilities exceed current assets by $852,470 and $775,950, respectively and the Companies have stockholders' deficiencies of $1,721,904 and $910,209, respectively. These factors, and the others discussed in the note 6, raise substantial doubt about the Companies' ability to continue as a going-concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Companies cannot continue in existence.




----------------------------
JEFF R. PEARLMAN, CPA
January 13, 1999

ACCIDENT PREVENTION PLUS, LLC AND AFFILIATE
COMBINED BALANCE SHEETS
DECEMBER 31, 1997 AND 1996
                                                        1997            1996
                                                        ----            ----
ASSETS
Current assets
      Accounts receivables                           $     2,174    $    16,048
      Inventory                                           29,200            803
      Prepaid expenses                                     1,500          5,065
                                                     -----------    -----------
      Total current assets                                32,874         21,916
                                                     -----------    -----------

Property, plant and equipment
 Less, accumulated depreciation                           15,962         20,886
                                                     -----------    -----------

Other assets
      Loans receivables - foreign entity                 149,444        145,416
      Due from officer                                   147,567        147,567
      Advances from officers                                   0         48,920
      Security deposits                                    4,500          4,500
                                                     -----------    -----------
      Total other assets                                 301,511        346,403
                                                     -----------    -----------

Total assets                                         $   350,347    $   389,205
                                                     ===========    ===========

LIABILITIES AND STOCKHOLDERS'  EQUITY

Current liabilities
      Cash overdraft                                 $     4,720    $     1,465
      Current portion of long term debt                    4,380          8,446
      Current portion of loans payable - bank            504,101        639,285
      Accounts payable                                   225,779         85,804
      Accrued expenses,
        taxes, and sundry  payables                      132,554         36,766
      Customer deposits                                   13,810         26,100
                                                     -----------    -----------
      Total current liabilities                          885,344        797,866
                                                     -----------    -----------

Long term liabilities
      Loans payable - bank, less current portion         543,942         68,161
      Long term debt, less current portion                   214          4,594
      Loans payable - other                              428,793        428,793
      Advances - shareholder                             213,958              0
                                                     -----------    -----------
      Total long term liabilities                      1,186,907        501,548
                                                     -----------    -----------

Total liabilities                                      2,072,251      1,299,414
                                                     -----------    -----------

Stockholders' deficit
      Members' deficit                                (1,187,291)      (620,583)
      Common stock, 100 shares issued and
        outstanding, at no par value                         100            100
      Retained deficit                                  (534,713)      (289,726)
                                                     -----------    -----------
      Total stockholders' deficit                     (1,721,904)      (910,209)
                                                     -----------    -----------

Total liabilities and stockholders' equity           $   350,347    $   389,205
                                                     ===========    ===========

See auditor's report and accompanying notes to financial statements.

ACCIDENT PREVENTION PLUS, LLC AND AFFILIATE
COMBINED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                       1997             1996
                                                       ----             ----

Revenues                                           $   495,855      $   337,058
Cost of sales                                          273,468          227,831
                                                   -----------      -----------
Gross profit                                           222,387          109,227

Revenue - other services                                     0           86,102
                                                   -----------      -----------

Total revenue                                          222,387          195,329
                                                   -----------      -----------

Operating expenses
      Payroll                                          255,960          233,050
      Payroll taxes and benefits                        54,338           41,401
      Rent                                              75,423           35,786
      Research and development                         310,506          654,269
      Commissions - foreign entity                       9,282           56,474
      Commissions - others                                   0           38,540
      Consulting fees                                        0            9,796
      Telephone and utility                             14,973           21,749
      Office and Postage                                 7,910           15,244
      Travel and Entertainment                         128,594          111,578
      Insurance                                         15,484           25,675
      Advertising                                       12,939            8,075
      Computer expense                                   8,206            5,410
      Professional fees                                  9,727           24,503
      Shipping charges                                   8,680            4,870
      License and fees                                     925            4,512
      Bad debt expense                                  43,548           20,554
      Bank charges                                       5,592            2,633
      Depreciation                                       7,324            6,523
      Misc. expenses                                     9,719            2,582
                                                   -----------      -----------

Total operating expenses                               979,130        1,323,224
                                                   -----------      -----------

Loss before other income and expenses                 (756,743)      (1,127,895)

Interest expense                                       (96,576)         (51,943)
Interest income                                         32,654           13,769
                                                   -----------      -----------

Loss before provisions for income taxes               (820,665)      (1,166,069)

Income taxes                                            (1,030)            (388)
                                                   -----------      -----------

Net Loss                                           $  (821,695)     $(1,166,457)
                                                   ===========      ===========


See auditor's report and accompanying notes to financial statements.

ACCIDENT PREVENTION PLUS, LLC AND AFFILIATE
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                       Common         Members'        Retained
                                       stock      capital/deficit      deficit
                                       -----      ---------------      -------

Balance, beginning                  $       100     $      --       $   (43,852)

Capital contributions                                   300,000

Net loss                                               (920,583)       (245,874)
                                    -----------     -----------     -----------

Balance, December 31, 1996          $       100        (620,583)       (289,726)

Capital contributions                                    10,000

Net loss                                               (576,708)       (244,987)
                                    -----------     -----------     -----------

Balance, December 31, 1997          $       100     $(1,187,291)    $  (534,713)
                                    ===========     ===========     ===========


See auditor's report and accompanying notes to financial statements.

ACCIDENT PREVENTION PLUS, LLC AND AFFILIATE
COMBINED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


CASH FLOWS FROM OPERATING ACTIVITIES                     1997           1996

   Net loss                                          ($  821,695)   ($1,166,457)

   Adjustments to reconcile net loss
    to net cash from operating activities:

   Depreciation                                            7,324          6,523
   Bad debt expense                                       43,548         20,554
   (Increase) / decrease in accounts receivable          (29,674)       103,079
   (Increase) / decrease in inventory                    (28,397)         1,806
   (Increase) / decrease in prepaid expenses               3,565           (110)
   Increase in accounts payable                          143,230         12,522
   Increase in accrued expenses, taxes
    & sundry payables                                     95,788         25,212
   (Decrease) / increase in customer deposit             (12,290)        26,100
                                                     -----------    -----------

   Net cash used  by operating activities               (598,601)      (970,771)
                                                     -----------    -----------

CASH FLOW FROM INVESTING ACTIVITIES

   Increase in security deposits                               0         (4,000)
   Capital expenditures                                   (2,400)       (12,997)
                                                     -----------    -----------

   Net cash used by investing activities                  (2,400)       (16,997)
                                                     -----------    -----------

CASH FLOW FROM FINANCING ACTIVITIES

   Loans to foreign entity                                (4,028)       (40,058)
   Decrease in long term debt-leases                      (8,446)        (9,095)
   Advances from / (to) shareholders / members           262,878        (19,966)
   Loans payable - other                                                428,793
   Members' capital contribution                          10,000        300,000
   Proceeds from banks                                   340,597        302,446
                                                     -----------    -----------

   Net cash provided by financing activities             601,001        962,120
                                                     -----------    -----------

Net Decrease in cash                                           0        (25,648)

Cash - beginning of year                                       0         25,648
                                                     -----------    -----------

Cash - end of year                                   $         0    $         0
                                                     ===========    ===========

Supplementary Disclosure

   Interest paid                                     $    96,576    $    51,943
   Income tax paid                                   $     1,030    $       388


See auditor's report and accompanying notes to financial statements.

ACCIDENT PREVENTION PLUS, LLC AND AFFILIATE
COMBINED NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

Organization and Business Activity: Accident Prevention Plus, Inc. (The "Company"), was incorporated in the state of New York in 1993. The Company designs, sells and distributes on-board recording and fuel intake monitoring systems that will assist the transportation industry. This system can monitor and record data for accident prevention, maintenance and anti-theft programs in cars, vans, buses, trucks, trains and private aircrafts. During 1996, the Company changed its name to Accident Prevention Plus, LLC when it was converted into a limited liability corporation.

International Purchasing Services, Inc. ("IPS"), a company under common ownership, was incorporated in 1993 in New York to buy and sell both military and commercial electrical equipment. All of the sales were derived from European and Asian Countries.

Basis of Accounting: The financial statements are prepared on the accrual basis of accounting. Income is recorded when earned and expenses are recorded when incurred.

Principles of Combination: The accompanying combined financial statements include the accounts of the Company and IPS, (collectively the "Companies"). A majority member of the Company, own 100% of the stock of IPS. Intercompany transactions and balances have been eliminated in combination.

Accounts Receivable: At December 31, 1997 and 1996, the combined accounts receivable for the Companies were pledged as collateral in connection with bank loans. Based on prior experience, no allowance was required.

Income Taxes: The Companies file separate tax returns. The Company as a limited liability corporation is not subject to income tax. Income or losses flow directly to the members individually.

Deferred income taxes are provided for temporary differences between financial statement and income tax reporting. Temporary differences giving rise to the deferred tax asset consist primarily for the availability of operating loss carryforwards. IPS has provided a valuation allowance to reduce the deferred tax asset since it cannot be determined more likely than not that the operating loss carryforwards will be utilized.

At December 31,1997, IPS has available $534,713 of unused operating loss carryforwards that may be applied against future taxable income and that expire in various years through 2012.

Property & Equipment: Property and equipment are stated at cost and are depreciated over their estimated useful lives using the straight-line and accelerated methods. Expenditures for maintenance and repairs are charged to operations. Replacements, renewals and betterments that materially extend the life of the assets, are capitalized.

---------------------------------------------------------------

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Development Costs: Costs associated with research and development are charged to operations when incurred and are included in operating expenses.

Note 2 - Property and Equipment
-------------------------------

The following is a summary of property and equipment:

                                               12/31/97   12/31/96
                                               --------   --------

              Equipment & Computers             $42,668   $40,268

              Less:  Accumulated Depreciation    26,706    19,382
                                                -------   -------

              NET PROPERTY AND EQUIPMENT        $15,962   $20,886
                                                =======   =======

The Depreciation expense for the periods ending December 31, 1997 and 1996, amounted to $7,324 and $6,523, respectively.

Note 3 - Loans Payable - Banks
------------------------------

Following is a summary of loans payable - banks at December 31, 1997 and December 31, 1996:
                                                        1997            1996
                                                        ----            ----
Note  payable  to bank  (Commercial  grid  note in
1996),  due November 30,  2001,  interest  payable
monthly  at 2.00%  over  prime  rate,  secured  by
inventory,  accounts  receivable,   machinery  and
equipment and contract rights                        $  500,000     $  500,000

SBA  guaranty  loan due April 13,  2001,  interest
payable  monthly at 11.50%,  secured by inventory,
accounts  receivable,  machinery and equipment and
contract rights                                          73,228         82,446

SBA  guaranty  loans  due  upon  demand,  interest
payable  monthly at 10.25% to  11.00%,  secured by
inventory,  accounts  receivable,   machinery  and
equipment and contract rights                           474,815        125,000
                                                        -------        -------
                                                      1,048,043        707,446
Less, current portion                                   504,101        639,285
                                                      ---------     ----------
                                                     $  543,942     $   68,161
                                                     ==========     ==========

-----------------------------------------

During 1997, the Companies were in default of its loan obligations for non-performance and as such, the debt is reflected as a current liability. In November 1998, the Companies renegotiated the terms of its commercial grid note with the lending institution (see note 6). The settlement converted the demand obligation to a three-year term loan with interest to be charged on unpaid principal at 2% above the published prime rate. The Companies are required to make aggregate payments, totaling $60,619 for interest, legal costs and three months prepayment of principal.

The term note (previously known as commercial grid note) is payable as follows:

     1999 - monthly payments of $5,000
     2000 - monthly payments of $10,000
     2000 - monthly  payments of $15,000 and any  remaining  unpaid balance.

Accordingly, the new terms of the obligation have been classified as long-term debt at December 31, 1997.

The minimum payments required under such obligations are as follows:

           For the year ended December 31,

                       1998                   $504,101 (not paid to-date)
                       1999                   $ 74,285
                       2000                   $134,285
                       2001                   $335,372

Note 4 - Economic Dependency
----------------------------

During 1997 and 1996, the Company derived majority of its revenues from three European entities, amounted to $227,442 and $29,690, respectively.

Note 5 - Related Party Transactions
-----------------------------------

In 1996, the Companies advanced $48,920 to their officers. The advances are non-interest bearing. During 1997, the officers repaid such advances and provided the Companies with working capital amounting to $213,958. Such loans are non-interest bearing and without terms for repayment and have been classified as non-current.

The Companies advanced its officer/majority shareholder/member money to acquire a 49% interest in a foreign company. Such advances are non-interest bearing and without terms for repayment. In conjunction with aforementioned acquisition, the Companies also have advanced additional funds which are interest bearing and without terms for repayment from these foreign entities.

Note 6 - Ability as Going Concern
---------------------------------

The Companies have sustained substantial operating losses in recent years. In addition, the Companies have used substantial amounts of working capital in its operations. Further, at December 31, 1997, current liabilities exceed current assets by $852,470, and total liabilities exceed total assets by $1,721,904. During 1997, two banks have demanded immediate payment of the outstanding principal balance of $1,048,043, plus accrued interest on notes payable because the banks claim that the companies violated certain provisions of the loan agreements. During 1998, the companies were able to renegotiate its obligation with a lending institution (see note 3). Management has proposed alternatives in an attempt to restructure the agreement with the other bank.

In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Companies, which in turn is dependent upon the Companies' ability to meet its financing requirements, and the success of its future operations. In 1998, management has negotiated with several of their major vendors to convert their debt to equity. In addition, the Companies' shareholders/members intend to provide the Companies with working capital and the Companies are trying to raise capital in a private placement. Management believes that actions presently being taken to revise the Companies' operating and financial requirements provide the opportunity for the Companies to continue as a going concern.

Note 7 - Commitments and Contingencies
--------------------------------------

Operating Lease: The Company operated its businesses in two different locations, leased on a yearly basis. Rent expense amounted to $75,423 and $35,786 for 1997 and 1996, respectively. Currently, the Companies are occupying space from an entity that is a vendor and a customer.

The Company leased transportation equipment under non-cancelable operating leases expiring between December 1998 and June 2000.

Minimum future rental payments are:

    December 31, 1997                                 $22,608
    December 31, 1998                                 $22,608
    December 31, 1999                                   2,864
                                                      -------
Total Minimum Future Rentals                          $48,080
                                                      =======

Loans Payable - Other: In 1996, the Company received $428,793 from a not-for-profit organization to develop a commercial device, including software, as described in project definition under the terms and conditions on the technology deployment center task order for the project entitled "Fuel Intake Monitoring System". Pursuant to the agreement the not-for-profit organization was to receive structured repayments based on revenues generated from the product sales. In the event that there are no revenues within two years of the completion of the funding agreement, all rights to the product will revert exclusively to the not for profit organization. For the years ended December 31, 1997 and 1996, the Companies have incurred costs amounting to $310,506 and $654,26 (majority of which was earmarked for this project), respectively, which are included in operating expenses, in conjunction with this product development without generating any revenues.

Note 8 - Other Relevant Matters
-------------------------------

Employment Contract: The Company has entered into an employment contract with its three executive officers for base annual salary of $120,000 per year, per individual, effective January 1, 1999. Fifty percent of the initial year's compensation will be deferred to future period. In addition, these individuals will receive a one percent bonus on net taxable income and each person has the right to purchase 500,000 shares of common stock at $1.45/share within next five years. These contracts can be renewed annually for additional four years.

The respective parties mutually agreed to cancel prior employment agreements.

Pension Plan: IPS has a 401K plan for its employees and is not required to contribute money to the plan.

Note 9 - Subsequent Events
--------------------------

In October 1998, Accident Prevention Plus, Inc. ("APP") was formed to acquire the Company and IPS. New shares of APP's common stock were issued to the respective members and shareholders to acquire a 100% interest of both the Company and IPS. In addition, APP issued its common stock to the Companies majority shareholder/member to acquire his 49% ownership interest of the foreign company (see note 5). Also, APP has acquired the remaining 51% ownership interest of the foreign company in a stock for stock.

In August 1998, The Company had entered into a non-exclusive worldwide distribution agreement with an entity for $5,000,000. It will receive $2,000,000 in the first year and the balance remitted within 24 months thereafter.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT



Board of Directors
Accident Prevention Plus, Inc. and Subsidiaries
Hauppauge, NY

I have audited the accompanying consolidated balance sheets of Accident Prevention Plus, Inc., and subsidiaries as of December 31, 1998, and the related consolidated statement of operations, retained deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits. We did not audit the financial statements of KMR Telecom, LTD, and International Purchasing Services (India) Inc., consolidated subsidiaries, which statements reflect total assets of $855,407 as of December 31, 1998, respectively, and total revenue of $168,766 for the nine months then ended. These statements were audited by other auditors whose report had been furnished to us and our opinion, insofar as it relates to the amounts included for KMR Telecom, LTD, and International Purchasing Services (India) Inc., is based solely on the report of the other auditors.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Although the Company has sustained a net operating loss for the year ended December 31, 1998, recent developments as discussed in note 7 and note 10, which reflects an infusion of cash for working capital, provides the ability of the Company to continue as a going concern.

In my opinion, based on my audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Accident Prevention Plus, Inc., and subsidiaries as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with general accepted accounting principles.






----------------------------
JEFF R. PEARLMAN, CPA
April 13, 1999

ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1998


ASSETS
Current assets
      Accounts receivables, net of allowance
        for doubtful accounts of $41,610                            $   272,763
      Inventory                                                         372,308
      Prepaid and deferred expenses                                      26,614
                                                                    -----------
      Total current assets                                              671,685
                                                                    -----------

Property, plant and equipment, net of
 accumulated depreciation of $59,493                                    241,728
                                                                    -----------

Other assets
      Due from officer                                                  277,616
      Security deposits                                                  27,586
                                                                    -----------
      Total other assets                                                305,202
                                                                    -----------

Total assets                                                        $ 1,218,615
                                                                    ===========

LIABILITIES AND STOCKHOLDERS'  EQUITY (DEFICIT)

Current liabilities
      Cash overdraft                                                $    25,404
      Current portion of loans payable - banks                          267,739
      Current portion of loans payable - other
      Accounts payable                                                  598,875
      Accrued expenses and other
        current liabilities                                             269,419
      Due to related parties                                             48,500
                                                                    -----------
      Total current liabilities                                       1,209,937
                                                                    -----------

Long term liabilities
      Loans payable - bank, less current portion                      1,074,026
      Loans payable - other, less current portion                         5,517
      Advances from grant                                               428,793
      Advances - shareholders                                           453,828
                                                                    -----------
      Total long term liabilities                                     1,962,164
                                                                    -----------

Total liabilities                                                     3,172,101
                                                                    -----------

Stockholders' deficit
      Common stock, authorized 50,000,000 shares,
      par value $.001 issued and outstanding 18,095,970 shares           18,096
      Additional paid in capital                                        395,422
      Retained deficit                                               (2,367,004)
                                                                    -----------
      Total stockholders' deficit                                    (1,953,486)
                                                                    -----------

Total liabilities and stockholders' equity (deficit)                $ 1,218,615
                                                                    ===========


See auditor's report and accompanying notes to financial statements

ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1998


Revenues                                                              $ 780,248
Cost of sales                                                           420,372
                                                                      ---------
Gross profit                                                            359,876
                                                                      ---------

Operating expenses
      Payroll                                                           124,633
      Payroll taxes and benefits                                         32,636
      Rent                                                               14,980
      Research and development                                          110,224
      Consulting                                                        141,957
      Insurance                                                          18,429
      Telephone and utility                                              39,585
      Office and postage                                                 16,629
      Repairs and maintenance                                             6,781
      Advertising                                                         9,525
      Travel and entertainment                                           79,190
      Computer expense                                                    1,968
      Professional fees                                                  66,540
      License and fees                                                    2,549
      Shipping charges                                                   17,352
      Bad debt expense                                                   63,760
      Bank charges                                                       14,989
      Depreciation                                                       10,100
      Misc. expenses                                                     15,777
                                                                      ---------

Total operating expenses                                                787,604
                                                                      ---------

Net loss from operations                                               (427,728)

Other expenses
      Interest expense                                                 (179,917)
      Foreign currency loss                                              (2,155)
                                                                      ---------
      Total other expenses                                             (182,072)
                                                                      ---------

Net loss before provisions for income taxes                            (609,800)

Prevision for income taxes                                                    0
                                                                      ---------

Net Loss                                                              $(609,800)
                                                                      =========


See auditor's report and accompanying notes to financial statements


ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1998


                                          Common Stock                Additional         Retained               Total
                                    Shares            Amount        Paid in Capital  Earnings/(Deficit)  Stockholders' Equity
                                    ------            ------        ---------------  ------------------  --------------------

Balance, January 1, 1998           11,927,280      $     11,927      $    301,604      $ (1,757,204)        $ 10,483,607

Net loss before adjustment               --                --                --            (609,800)            (609,800)

Issuance of stock-
services rendered                   6,053,690             6,054             1,000              --                  7,054

Issuance of stock-
 conversion of  liabilities           115,000               115            92,818                                 92,933
                                 ------------      ------------      ------------      ------------         ------------

Balance, December 31, 1998         18,095,970      $     18,096      $    395,422      $ (2,367,004)        $ (1,953,486)
                                 ============      ============      ============      ============         ============




See auditor's report and accompanying notes to financial statements

ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1998


CASH FLOWS FROM OPERATING ACTIVITIES

      Net loss                                                        $(609,800)

      Adjustments to reconcile net loss
       to net cash from operating activities:

      Depreciation                                                       10,100
      Allowance for bad debts                                            41,610
      Increase in accounts receivable                                   (97,370)
      Decrease in inventory                                              71,435
      Increase in prepaid and deferred expenses                         (25,000)
      Increase in accounts payable                                       57,156
      Increase in accrued expenses, and
      other current liabilities                                         207,473
      Decrease in customer deposit                                      (13,810)
                                                                      ---------

      Net cash used by operating activities                            (358,206)
                                                                      ---------

CASH FLOW FROM INVESTING ACTIVITIES

      Purchase of property, plant and equipment                         (31,552)
      Advances from related parties                                      29,608
      Advances from shareholders                                        233,594
                                                                      ---------

      Net cash provided by investing activities                         231,650
                                                                      ---------

CASH FLOW FROM FINANCING ACTIVITIES

      Cash overdraft                                                     22,054
      Proceeds from sale of stock                                         4,000
      Proceeds from banks                                               106,922
      Decrease in long term debt and capital leases                      (6,420)
                                                                      ---------

      Net cash provided by financing activities                         126,556
                                                                      ---------

Net change in cash                                                            0

Cash - beginning of year                                                      0
                                                                      ---------

Cash - end of year                                                    $    --
                                                                      =========

Supplementary Disclosure
      Interest paid                                                   $ 179,917
      Non-cash transactions,
       conversion of liabilities to common stock                      $  95,777


See auditor's report and accompanying notes to financial statements

ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1998


Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

Organization and Business Activity: Accident Prevention Plus, Inc. (APP), was incorporated in the state of New York in 1993. The business designs, sells and distributes on-board recording and fuel intake monitoring systems that will assist the transportation industry. This system can monitor and record data for accident prevention, maintenance and anti-theft programs in cars, vans, buses, trucks, trains and private aircrafts. During 1996, APP changed its name to Accident Prevention Plus, LLC (limited liability corporation). In October 1998, Accident Prevention Plus, Inc, the ("Company") was incorporated in Nevada and merged with Accident Prevention Plus, LLC.

International Purchasing Services, Inc. ("IPS"), was incorporated in 1993 in New York to buy and sell both military and commercial electrical equipment and components. All of the sales were derived predominantly from European Countries.

KMR  Telecom  LTD.  and  International   Purchasing   Services  (India),   Inc.,
(collectively known as "KMR") were setup in India in 1991, and 1994, respectively to manufacture and sell telecommunication equipment to Indian Department of Transportation.

On October 28, 1998, the Company acquired IPS and KMR in a business combination accounted for as a pooling of interests. IPS became a wholly owned subsidiary of the Company through the exchange of 1,600,000 shares of the Company's common stock for all of its outstanding stock. KMR became a wholly owned subsidiary of the Company through the exchange of 800,000 shares of the Company's common stock for all of its outstanding stock. The accompanying financial statements of 1998 are based on the assumption that the companies were combined for the full year. KMR's financial statements are for the nine months ended December 31,1998, in order to be in conformity with the parent's year-end.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries, (collectively the "Companies"). Intercompany transactions and balances have been eliminated in consolidation.

Accounts Receivable: Based on prior experience, an allowance for doubtful accounts of 15% was established for the Indian entities only.

Income Taxes: Deferred income taxes are provided for temporary differences between financial statement and income tax reporting. Temporary differences giving rise to the deferred tax asset consist primarily for the availability of operating loss carryforwards. IPS has provided a valuation allowance to reduce the deferred tax asset since it cannot be determined more likely than not, that the operating loss carryforwards will be utilized.

---------------------------------------------------------------

Property & Equipment: Property and equipment are stated at cost and are depreciated over their estimated useful lives using the straight-line and accelerated methods. Expenditures for maintenance and repairs are charged to operations. Replacements, renewals and betterments that materially extend the life of the assets, are capitalized. The Companies use same depreciation methods for both financial reporting and income tax purposes.

Inventory: Consist of finished products and electrical components, which are stated at cost, determined on the first-in first-out basis. Maintenance, operating and office supplies are not inventoried.

Development Costs: Costs associated with research and development are charged to operations when incurred and are included in operating expenses.

Deferred Costs: These costs consist of legal and SEC filing fees associated with the filing of a private offering under Rule 504D (see note 7).

Foreign Currency Translation: For the foreign subsidiaries whose functional currency is the local foreign currency, balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are included as a separate component of stockholders' equity. For foreign subsidiaries whose functional currency is the U.S. dollar and for foreign subsidiaries operating in hyperinflationary economies, nonmonetary assets and liabilities are translated at historical rates, monetary assets and liabilities are translated at exchange rates in effect at the end of the year, and income statement accounts are translated at average rates for the year. Translation gains and losses of such foreign subsidiaries are included in consolidated results of operations.

Note 2 - Property and Equipment
-------------------------------

The following is a summary of property and equipment:

                Land                                    $ 40,106
                Equipment & Computers                    261,115
                                                        --------
                  Total                                 $301,221
                Less: Accumulated Depreciation            59,493
                                                        --------
                Net Property and Equipment              $241,728
                                                        ========

The Depreciation expense for the year ended December 31, 1998 amounted to $10,100.

Note 3 - Loans Payable - Banks
------------------------------

Term note  payable to bank,  due on  November  30,
2001,  interest rate of 2.0%over  prime rate,  per
annum, secured by inventory,  accounts receivable,
machinery and equipment and contract rights.  (see
below for payment schedule)                                         $497,306

SBA  guaranty  loans  due  upon  demand,  interest
payable monthly at 11.00%,  per annum,  secured by
inventory,  accounts  receivable,   machinery  and
equipment and contract rights                                         58,140

Note  payable  to  bank,  due  upon  demand,  only
interest  payable  monthly  at 9.75%,  per  annum,
secured   by   inventory,   accounts   receivable,
machinery and equipment and contract rights                          474,816

A  term  note  payable  to  bank,   principal  and
interest  due on  12/31/99,  interest  rate of 9%,
Secured by personal guarantee of an officer                           60,000

Bank Loan (India), due upon demand                                   112,437

Term loan (India)  payable to bank, in 5 years, at
interest  rate of 16.07% per annum,  with  monthly
payment of $2,123                                                    127,380
                                                                     -------

Total                                                              1,330,079

Less, current portion                                                256,053
                                                                     -------
                                                                  $1,074,026
                                                                  ==========

Since 1997, the U.S. Companies were in default of its loan obligations for non-performance. In November 1998, the Companies renegotiated the terms of its commercial grid note with the lending institution (see note 7). The settlement converted the demand obligation to a three-year term loan with interest to be charged on unpaid principal at 2% above the published prime rate. The Companies were required to make aggregate payments, totaling $60,000 for interest, legal costs and three months prepayment of principal.

The term note (previously known as commercial grid note) is payable as follows:

 1999 - monthly payments of $5,000 ($60,000/yr)
 2000 - monthly payments of $10,000 ($120,000/yr)
 2001 - monthly payments of $15,000 and any remaining unpaid balance. ($305,000)

Loans Payable-Other: Equipment and auto loans (India), payable monthly over two year period at various interest rates.

                          Current Portion     $11,686
                          Long-term Portion   $ 5,517
                                              -------
                                              $17,203
                                              -------

Note 4 - Income Taxes
---------------------

At December 31, 1998, IPS had available $632,685 of unused operating loss carryforwards which will be partially applied pursuant to the change of ownership rules.

Note 5 - Economic Dependency
----------------------------

During 1998, sales to three European companies and the Indian government aggregated $239,844 and $467,764, respectively.

Note 6 - Related Party Transactions
-----------------------------------

In 1998, the officers provided the Companies with working capital amounting to $242,924. Such loans are non-interest bearing and without terms for repayment and have been classified as non-current. Also, in 1996, one of the officers provided the Company with $50,000 as a loan at the interest rate of 8% per annum. To date, no interest or principal has been repaid.

Also, to date, KMR has advanced $277,616 to its officer and employees, without terms for repayment and have been classified as a non-current asset.

Note 7 - Ability as Going Concern
---------------------------------

The Companies have sustained substantial operating losses in recent years. In addition, the Companies have used substantial amounts of working capital in its operations. Further, at December 31, 1998, current liabilities exceed current assets by $538,252, and total liabilities exceed total assets by $1,953,486. During 1998, the Companies were able to renegotiate some of their obligations with a lending institution (see note 3).

In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Companies, which in turn is dependent upon the Companies' ability to meet its financing requirements, and the success of its future operations. In 1998, management has negotiated with several of their major venders to convert their debt to equity. In addition, the Companies have successfully raised in excess of $416,000 (a private placement required a minimum of $250,000 to be raised) to generate funds for working capital. Management believes that these funds will provide the opportunity for the Companies to continue as a going concern (See subsequent events).

Note 8 - Commitments and Contingencies
--------------------------------------

Operating Lease: The Companies operated their businesses in three different locations (two in the US, one in India). Rent expense amounted to $14,980 for 1998. The Companies have been occupying space from entities that are vendors and customers.

The Companies leased transportation equipment under non-cancelable operating leases expiring between December 1998 and June 2000.

Minimum future rental payments are:

    December 31,1999                                 $ 12,038
    December 31,2000                                 $  8,412
    2001 and thereafter                              $  8,670

Advances From Grant: In 1996, APP received $428,793 from a not for profit organization to develop a commercial device, including software, as described in project definition under the terms and conditions on the Technology Deployment Center task order for the project entitled "Fuel Intake Monitoring System". Pursuant to the agreement the not-for-profit organization was to receive structured repayments based on revenues generated from the product sales. In the event that there are no revenues within two years of the completion of the funding agreement, all rights to the product will revert exclusively to the not for profit organization. As of December 31, 1998, APP had incurred costs amounting to $1,216,242, which are included in operating expenses since 1996, in conjunction with this product and other product development without generating any revenues, directly attributable to the grant.

Employment Contract: The Company has entered into an employment contracts with their three officers, commencing from January 1, 1999 that provides for a minimum annual salary, adjusted for cost-of-living changes, incentives based on the company's attainment of specified levels of sales. All prior employment agreements, except for a technology assignment agreement, have been cancelled.

Each officer has the right to purchase Warrants that represent 500,000 shares of Common Stock at $1.45 per share within five years of signing the employment agreement.

Note 9 - Other Relevant Matters
-------------------------------

Pension Plan: IPS has a 401K plan for its employees and is not required to contribute money to the plan.

Note 10 - Subsequent Events
---------------------------

Private Placement: The Companies raised $407,711 on a private placement under Rule 504D filing, which is exempt under the Securities and Exchange Commission act of 1933. The minimum private offering had been set at $250,000 and the funds were released in April 1999.

Public Offering: The Companies are seeking to raise a total of $1,000,000 (less monies raised under the private placement) under the new Rule 504D, as amended by the Securities and Exchange Commission, effective April 7, 1999.

JEFF R. PEARLMAN
--------------------------------------------------------------------------------
CERTIFIED PUBLIC ACCOUNTANT                            19 WEST 34 ST. SUITE 1118
                                                            NEW YORK, N.Y. 10001
                                         TEL. (212) 714-9565, FAX (212) 714-1071



To the Board of Directors
Accident Prevention Plus, Inc. and Subsidiaries
Hauppauge, NY


I have compiled the accompanying consolidated balance sheet of Accident Prevention Plus, Inc. and Subsidiaries as of March 31, 1999 and the related consolidated statement of operations, stockholders' deficit and cash flows, for the three months then ended in accordance with standards established by the Statement on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and accordingly do not express an opinion or any other form of assurance on them.




/s/  Jeff R. Pearlman
---------------------
JEFF R. PEARLMAN

May 26, 1999

ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
MARCH 31, 1999

ASSETS
Current assets
      Cash overdraft                                                $       208
      Accounts receivables, net of allowance
       for doubtful accounts of $41,610                                 110,720
      Inventory                                                         471,212
      Prepaid and deferred expenses                                      19,114
                                                                    -----------
      Total current assets                                              601,254
                                                                    -----------

Property, plant and equipment
 Less, accumulated depreciation                                         244,096
                                                                    -----------

Other assets
      Due from officer                                                  282,368
      Security deposits                                                  31,554
                                                                    -----------
      Total other assets                                                313,922
                                                                    -----------

Total assets                                                        $ 1,159,272
                                                                    ===========

LIABILITIES AND STOCKHOLDERS'  EQUITY

Current liabilities

      Current portion of loans payable - banks                          258,100
      Accounts payable                                                  722,253
      Accrued expenses,
        taxes, and sundry  payables                                     336,178
      Due to related parties                                             49,000
                                                                    -----------
      Total current liabilities                                       1,365,531
                                                                    -----------

Long term liabilities
      Loans payable - banks, less current portion                     1,050,696
      Advances from grant                                               428,793
      Advances - shareholders                                           574,289
                                                                    -----------
      Total long term liabilities                                     2,053,778
                                                                    -----------

Total liabilities                                                     3,419,309
                                                                    -----------

Stockholders' deficit
      Common stock, 50,000,000
      authorized shares, at $.001 par value
      and 18,095,970 issued and outstanding                              18,096
      Additional paid in capital                                        395,422
      Retained deficit                                               (2,673,555)
                                                                    -----------

      Total stockholders' deficit                                    (2,260,037)
                                                                    -----------

Total liabilities and stockholders' equity                          $ 1,159,272
                                                                    ===========


See accompanying notes and accountants' report

ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME AND LOSS
FOR THE THREE MONTHS ENDED MARCH 31, 1999

Revenues                                                            $    69,031
Cost of sales                                                            35,485
                                                                    -----------
Gross profit                                                             33,546
                                                                    -----------

Operating expenses
      Payroll                                                           103,332
      Payroll taxes and benefits                                         10,353
      Rent                                                                3,731
      Research and development                                           28,820
      Consulting                                                         65,000
      Insurance                                                           1,970
      Telephone and utility                                              11,000
      Office and postage                                                  7,060
      Repairs and maintenance                                               894
      Advertising                                                           150
      Travel and entertainment                                           21,194
      Professional fees                                                  18,884
      License and fees                                                      340
      Shipping charges                                                      874
      Bad debt expense                                                    2,017
      Bank charges                                                        2,358
      Depreciation                                                        3,132
      Misc. expenses                                                      7,967
                                                                    -----------

Total operating expenses                                                289,076
                                                                    -----------

Loss before other income and expenses                                  (255,530)

      Interest expense                                                  (53,184)
      Other Income                                                        2,888
                                                                    -----------

Loss before provisions for income taxes                                (305,826)

Income taxes                                                               (725)
                                                                    -----------

Net Loss                                                               (306,551)

Retained deficit as of January 1, 1999                               (2,367,004)
                                                                    -----------

Retained deficit as of March 31, 1999                               $(2,673,555)
                                                                    ===========







See accompanying notes and accountants' report

ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 1999

CASH FLOWS FROM OPERATING ACTIVITIES

      Net loss                                                        $(306,551)

      Adjustments to reconcile net loss
       to net cash from operating activities:

      Depreciation                                                        3,132
      Decrease in accounts receivable                                   162,043
      Increase in inventory                                             (98,904)
      Decrease in prepaid and deferred expenses                           7,500
      Increase in accounts payable                                      123,378
      Increase in accrued expenses, taxes
      & sundry payables                                                  66,650
                                                                      ---------

      Net cash used by operating activities                             (42,752)
                                                                      ---------

CASH FLOW FROM INVESTING ACTIVITIES

      Purchase of property, plant and equipment                          (5,499)
      Advances from related parties                                         500
      Advances from shareholders                                        111,709
                                                                      ---------

      Net cash provided by investing activities                         106,710
                                                                      ---------

CASH FLOW FROM FINANCING ACTIVITIES

      Payments to banks                                                 (38,346)
                                                                      ---------

      Net cash provided by financing activities                         (38,346)
                                                                      ---------

Net Increase in cash                                                     25,612

Cash - beginning of year                                                (25,404)
                                                                      ---------

Cash - end of year                                                    $     208
                                                                      =========

Supplementary Disclosure
      Interest paid                                                   $  53,184
      Income taxes paid                                               $     725




See accompanying notes and accountants' report

ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 1999


Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

Organization and Business Activity: Accident Prevention Plus, Inc. (APP), was incorporated in the state of New York in 1993. The business designs, sells and distributes on-board recording and fuel intake monitoring systems that will assist the transportation industry. This system can monitor and record data for accident prevention, maintenance and anti-theft programs in cars, vans, buses, trucks, trains and private aircrafts. During 1996, APP changed its name to Accident Prevention Plus, LLC (limited liability corporation). In October 1998, Accident Prevention Plus, Inc., the ("Company") was incorporated in Nevada and merged with Accident Prevention Plus, LLC.

International Purchasing Services, Inc. ("IPS"), was incorporated in 1993 in New York to buy and sell both military and commercial electrical equipment and components. All of the sales were derived predominantly from European Countries.

KMR  Telecom  LTD.  and  International   Purchasing   Services  (India),   Inc.,
(collectively known as "KMR") were setup in India in 1991, and 1994, respectively to manufacture telecommunication equipment for the Indian Department of Transportation.

On October 28, 1998, the Company acquired IPS and KMR in a business combination accounted for as a pooling of interests. IPS became a wholly owned subsidiary of the Company through the exchange of 1,600,000 shares of the Company's common stock for all of its outstanding stock. KMR became a wholly owned subsidiary of the Company through the exchange of 800,000 shares of the Company's common stock for all of its outstanding stock. The accompanying financial statements of 1998 are based on the assumption that the companies were combined for the full year.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries, (collectively the "Companies"). Intercompany transactions and balances have been eliminated in consolidation.

Accounts Receivable: Based on prior experience, an allowance for doubtful accounts was established for the Indian entities only.

Income Taxes: Deferred income taxes are provided for temporary differences between financial statement and income tax reporting. Temporary differences giving rise to the deferred tax asset consist primarily for the availability of operating loss carryforwards. IPS has provided a valuation allowance to reduce the deferred tax asset since it cannot be determined more likely than not, that the operating loss carryforwards will be utilized.

---------------------------------------------------------------

Property & Equipment: Property and equipment are stated at cost and are depreciated over their estimated useful lives using the straight-line and accelerated methods. Expenditures for maintenance and repairs are charged to operations. Replacements, renewals and betterments that materially extend the life of the assets, are capitalized. The Companies use same depreciation methods for both financial reporting and income tax purposes.

Inventory: Consist of finished products and electrical components, which are stated at cost, determined on the first-in first-out basis. Maintenance, operating and office supplies are not inventoried.

Development Costs: Costs associated with research and development are charged to operations when incurred and are included in operating expenses.

Deferred Costs: These costs consist of legal and SEC filing fees associated with the filing of a private offering under Rule 504D (see note 9).

Foreign Currency Translation: For the foreign subsidiaries whose functional currency is the local foreign currency, balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are included as a separate component of stockholders' equity. For foreign subsidiaries whose functional currency is the U.S. dollar and for foreign subsidiaries operating in hyperinflationary economies, nonmonetary assets and liabilities are translated at historical rates, monetary assets and liabilities are translated at exchange rates in effect at the end of the year, and income statement accounts are translated at average rates for the year. Translation gains and losses of such foreign subsidiaries are included in consolidated results of operations.

Note 2 - Property and Equipment
-------------------------------

The following is a summary of property and equipment:

         Land                                                         $ 40,106
         Equipment & Computers                                         266,614
                                                                      --------
         Total                                                        $306,720
         Less:  Accumulated Depreciation                                62,624
                                                                      --------
         Net Property and Equipment                                   $244,096
                                                                      ========

The Depreciation expense for the three months ended March 31, 1999 amounted to $3,132.

Note 3 - Loans Payable - Banks
------------------------------

Term note  payable to bank,  due on  November  30,
2001,  interest rate of 2.0% over prime rate,  per
annum, secured by inventory,  accounts receivable,
machinery and equipment and contract rights.  (see
below for payment schedule)                                         $  497,306

SBA  guaranty  loans  due  upon  demand,  interest
payable monthly at 11.00%,  per annum,  secured by
inventory,  accounts  receivable,   machinery  and
equipment and contract rights                                           54,499

Note  payable  to  bank,  due  upon  demand,  only
interest  payable  monthly  at 9.75%,  per  annum,
secured   by   inventory,   accounts   receivable,
machinery  and   equipment  and  contract   rights                     474,816

A  term  note  payable  to  bank,   principal  and
interest due on 12/31/99, interest rate of 9%, Secured by personal guarantee of an officer 60,000

Bank Loan (India), due upon demand                                      95,035

Term loan (India)  payable to bank, in 5 years, at
interest  rate of 16.07% per annum,  with  monthly
payment of $2,123                                                      127,380
                                                                    ----------

Total                                                                1,308,796

Less, current portion                                                  258,100
                                                                    ----------
                                                                    $1,050,696
                                                                    ==========

In November 1998, the Companies renegotiated the terms of its commercial grid note with the lending institution (see note 6). The settlement converted the demand obligation to a three-year term loan with interest to be charged on unpaid principal at 2% above the published prime rate. The Companies were required to make aggregate payments, totaling $60,000 for interest, legal costs and three months prepayment of principal.

The term note (previously known as commercial grid note) is payable as follows:

1999 - monthly payments of $5,000 ($60,000/yr)
2000 - monthly payments of $10,000 ($120,000/yr)
2001 - monthly payments of $15,000 and any remaining unpaid balance. ($305,000)

Note 4 - Income Taxes
---------------------

At March 31, 1999, APP and Subsidiaries had available $938,071 of unused operating loss carryforwards which will be partially applied pursuant to the change of ownership rules.

Note 5 - Related Party Transactions
-----------------------------------

During  the three  months  ended  March 31,  1999,  the  officers  provided  the
Companies with working capital amounting to $111,709. Such loans are non-interest bearing and without terms for repayment and have been classified as non-current.

Also, to date, KMR has advanced $282,368 to its officer and employees, without terms for repayment and have been classified as a non-current asset.

Note 6 - Ability as Going Concern
---------------------------------

The Companies have sustained substantial operating losses in recent years. In addition, the Companies have used substantial amounts of working capital in its operations. Further, at March 31, 1999, current liabilities exceed current assets by $764,277, and total liabilities exceed total assets by $2,260,037. During 1998, the Companies were able to renegotiate some of their obligations with a lending institution (see note 3).

In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Companies, which in turn is dependent upon the Companies' ability to meet its financing requirements, and the success of its future operations. In 1998, management has negotiated with several of their major venders to convert their debt to equity. In addition, the Companies have successfully raised in excess of $420,000 (a private placement required a minimum of $250,000 to be raised) to generate funds for working capital. Management believes that these funds will provide the opportunity for the Companies to continue as a going concern (See subsequent events).

Note 7 - Commitments and Contingencies
--------------------------------------

Operating Lease: The Companies operated their businesses in three different locations (two in the US, one in India). Rent expense amounted to $3,731 for the three months ended March 31, 1999. The Companies have been occupying space from entities that are vendors and customers.

The Companies leased transportation equipment under non-cancelable operating leases expiring between April 1999 and December 2001.

Minimum future rental payments are:

    March 31, 2000                                                     $13,920
    March 31, 2001                                                      13,920
    April 1, 2001 and thereafter                                        11,460

Advances From Grant: In 1996, APP received $428,793 from a not for profit organization to develop a commercial device, including software, as described in project definition under the terms and conditions on the Technology Deployment Center task order for the project entitled "Fuel Intake Monitoring System". Pursuant to the agreement the not-for-profit organization was to receive structured repayments based on revenues generated from the product sales. In the event that there are no revenues within two years of the completion of the funding agreement, all rights to the product will revert exclusively to the not for profit organization. As of March 31, 1999, APP had incurred costs amounting to $1,245,062, which are included in operating expenses since 1996, in conjunction with this product and other product development without generating any revenues, directly attributable to the grant.

Employment Contract: The Company has entered into an employment contracts with their three officers, commencing from January 1, 1999 that provides for a minimum annual salary of $10,000 per month per individual, adjusted for cost-of-living changes, incentives based on the company's attainment of specified levels of sales. All prior employment agreements, except for a technology assignment agreement, have been canceled.

Each officer has the right to purchase Warrants that represent 500,000 shares of Common Stock at $1.45 per share within five years of signing the employment agreement.

Note 8 - Other Relevant Matters
-------------------------------

Pension Plan: IPS has a 401K plan for its employees and is not required to contribute money to the plan.

Note 9 - Subsequent Events
--------------------------

Private Placement: To date, the Companies raised $420,761 on a private placement under Rule 504D filing, which is exempt under the Securities and Exchange Commission act of 1933. The minimum private offering had been set at $250,000 initially and partial funds were released in May 1999, balance of $50,000 is in escrow account.

Public Offering: The Companies are seeking to raise a total of $1,000,000 (less monies raised under the private placement) under the new Rule 504D, as amended by the Securities and Exchange Commission, effective April 7, 1999.